POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                         GENERAL FORM FOR REGISTRATION
                    OF SECURITIES OF SMALL BUSINESS ISSUERS

                        Under Section 12(b) or 12(g) of
                      the Securities Exchange Act of 1934

                                ----------------

                                   WOM, Inc.
                 (Name of Small Business Issuer in its charter)

New York                                                 14-1818862
(State or other jurisdiction                             (I.R.S. Employer)
of incorporation or                                      Identification No.)
organization

1151 Flatbush Road
Kingston, New York                                       12401
(Address of principal                                    (Zip Code)
executive offices)

               Registrant's telephone number, including area code:

                                 (914) 336-7700

                               -------------------

           Securities to be registered under Section 12(b) of the Act:

                                      None

Title of each class                             Name of each exchange on which
                                                each class is to be registered

     None                                                    None
--------------                                    ---------------------------


           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.01 par value
          ============================================================

                                EXPLANATORY NOTE

         This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Spin-Off (as defined in the Information Statement which is a part of this Registration Statement) and the related transactions contemplated to occur prior to or contemporaneously with the Spin-Off will be effectuated as contemplated by the Information Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.



                                 CROSS REFERENCE

                                    WOM, INC.


INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10-SB BY REFERENCE

               CROSS REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                             AND ITEMS OF FORM 10-SB


Item
No.               Item Caption                                Location in Information Statement

PART I

1.                Business                                    "SUMMARY;" "BUSINESS;" "RISK
                                                              FACTORS;" "THE CONTRIBUTION AND
                                                              THE SPIN-OFF;" "RELATIONSHIP
                                                              BETWEEN WOM AND BESICORP
                                                              AFTER THE SPIN-OFF;" "THE
                                                              MERGER;" and "MANAGEMENT'S
                                                              DISCUSSION AND ANALYSIS OR PLAN
                                                              OF OPERATIONS."

2.                Management's Discussion
                  and Analysis                                "BUSINESS;" "RISK FACTORS;"
                                                              "CAPITALIZATION;" "SELECTED
                                                              HISTORICAL AND PRO FORMA
                                                              FINANCIAL DATA;" and
                                                             "MANAGEMENT'S DISCUSSION AND


                                                              ANALYSIS OR PLAN OF
                                                              OPERATIONS."

3.                Properties                                  "BUSINESS."

4.                Security Ownership of
                   Certain Beneficial Owners
                   and Management                             "SECURITY OWNERSHIP OF CERTAIN
                                                              BENEFICIAL OWNERS AND
                                                              MANAGEMENT;" and "RISK FACTORS."

5.                Directors and Executive
                   Officers                                   "MANAGEMENT--DIRECTORS AND
                                                              EXECUTIVE OFFICERS;" "BUSINESS;"
                                                              and "RISK FACTORS."

6.                Executive Compensation                      "MANAGEMENT--EXECUTIVE
                                                              COMPENSATION;" and "RISK
                                                              FACTORS."

7.                Certain Relationships and
                   Related Transactions                       "SUMMARY;" "RISK FACTORS;" "THE
                                                              CONTRIBUTION AND THE SPIN-OFF;"
                                                              "RELATIONSHIP  BETWEEN WOM
                                                              AND BESICORP AFTER THE SPIN-
                                                              OFF;" "THE MERGER;" and "CERTAIN
                                                              RELATIONSHIPS AND RELATED
                                                              TRANSACTIONS."

8.                Description of Registrant's
                   Securities                                 "RISK    FACTORS;" "DESCRIPTION OF
                                                              THE CAPITAL STOCK;" "DIVIDEND
                                                              POLICY;"  and "DESCRIPTION OF
                                                              CERTAIN STATUTORY, CHARTER AND BY-LAW
                                                              PROVISIONS."


PART II

1.                Market for Common
                  Equity and Related
                  Stockholder                                 Matters "SUMMARY;" "RISK FACTORS;"
                                                              "DESCRIPTION  OF THE CAPITAL
                                                              STOCK;"   "LISTING AND TRADING OF WOM
                                                              COMMON  STOCK" AND "DIVIDEND POLICY."

2.                Legal Proceedings                           "BUSINESS."

5.                Indemnification of Directors
                   and Officers                               "LIABILITY AND INDEMNIFICATION
                                                              OF DIRECTORS AND OFFICERS."


PART F/S

F/S.              Financial Statements                        "CAPITALIZATION;" "SELECTED
                                                              HISTORICAL AND PRO FORMA FINANCIAL
                                                              DATA" and Financial Statements
                                                              Beginning  on Page F-1.


INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

PART II


Item 3 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

                  None.

Item 4            Recent Sales of Unregistered Securities.

                Following the organization of WOM, Inc. ("WOM"), on December 14, 1999, Besicorp Ltd. ("Besicorp") contributed $100 to WOM for 100 shares of WOM's common stock that WOM issued under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") without registration under the Securities Act. As a result, Besicorp became the sole shareholder of WOM. Besicorp remains the sole shareholder and it is expected that it will remain the sole shareholder until the consummation of the Spin-Off, at which time all of the shares of WOM's common stock issued to Besicorp (including any additional shares issued to Besicorp subsequent to the date hereof) will be distributed on a pro rata basis to the holders of Besicorp's common stock pursuant to the Spin-Off.

PART III

Item 1            Exhibits.

                                    The   following   documents   are  filed  as
exhibits hereto:

Exhibit No.                Description

2.1 Contribution and Distribution Agreement by and between Besicorp and WOM.

3(i)                       Certificate of Incorporation of WOM, Inc.*

3(ii)                      By-Laws of WOM, Inc.

10.1 Indemnification Agreement dated as of March 22, 1999 by and among Besicorp Group Inc. ("BGI"), Besicorp, BGI Acquisition LLC ("LLC") and BGI Acquisition Corp.
                          ("BGI Acquisition")*

10.2 Escrow Agreement (the "Escrow Agreement") dated as of March 22, 1999 by and among Besicorp, BGI, LLC and BGI Acquisition.*

10.3 Amendment No.1 to the Escrow Agreement dated as of February 23, 2000 by and among Besicorp, BGI, LLC and WOM.

27                         Financial Data Schedule - December 31, 1999*





                   * Previously filed

                                                    SIGNATURES

         Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       WOM, Inc.

                                       By:    /s/ Michael F. Zinn
                                             ---------------------
                                             Name:  Michael F. Zinn
                                             Title: Secretary

April 7, 2000

                                  Besicorp Ltd.
                               1151 Flatbush Road
                            Kingston, New York 12401

                                                               April [  ], 2000

Dear Shareholder of Besicorp Ltd.:

         On or about April 25, 2000, under a plan (the "Spin-Off") approved by Besicorp's Board of Directors, Besicorp's contingent assets and liabilities comprising the Bansbach Litigation will become a separate independent company - WOM, Inc. - and all of the shares of WOM's Common Stock (the "WOM Stock") will be issued to Besicorp's shareholders on a pro rata basis as a stock dividend. The Spin-Off will not affect your ownership of Besicorp's Common Stock ("Besicorp Stock"). Shortly after the Spin-Off, Besicorp will merge with Besi Acquisition Corp. (the "Merger") and your shares of Besicorp Stock will be converted into merger consideration.

         For each share of Besicorp Stock you own on April 25, 2000, you will become an owner of one share of WOM Stock.

         WOM will engage in only one activity: maintaining an existence so that the Bansbach Litigation may be maintained after the Merger. It is expected that WOM will be managed by certain of Besicorp's current executive officers and will be located in Besicorp's current headquarters. The enclosed Information Statement contains details on the Spin-Off and WOM, Inc.

         Following the Spin-Off, you will receive certificates for your shares of WOM Stock from Besicorp's transfer agent, Continental Trust & Stock Transfer Company.

         The Information Statement provides you with information explaining how you should calculate the tax basis for your shares of Besicorp and WOM Stock.

         We urge you to read the enclosed information statement carefully. For questions relating to the issuance or trading of shares of WOM Stock, please call Continental Trust & Stock Transfer Company, at 212-509-4000 x 535. For other questions addressed to Besicorp or WOM, please contact Susan Whitaker at Besicorp at 914-336-7700, ext. 104.

                                   Sincerely,

         Michael F. Zinn                          Michael F. Zinn
         Chairman of the Board,                   President and Chief Executive
         President and Chief Executive Officer    Officer
         Besicorp Ltd.                            WOM, Inc.

A REGISTRATION STATEMENT ON FORM 10-SB RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                        PRELIMINARY INFORMATION STATEMENT

                   SUBJECT TO COMPLETION, DATED APRIL [ ], 2000

                                    WOM, INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                  We are furnishing you with this Information Statement in connection with Besicorp's distribution of all of the outstanding shares of WOM Common Stock of WOM, Inc., a New York corporation and wholly owned subsidiary of Besicorp, to the holders of record of shares of Besicorp Common Stock as of the Spin-Off Record Date. These shares will be distributed immediately prior to the Merger. You will receive one share of WOM Common Stock for each share of Besicorp Common Stock you own. You will not pay for the shares of WOM Common Stock you will receive in the Spin-Off. CERTAIN CAPITALIZED TERMS USED IN THIS INFORMATION STATEMENT ARE DEFINED IN APPENDIX 1 HERETO.

         WOM was formed in December 1999 for the purpose of effectuating the Spin-Off, which Besicorp is effectuating solely in order to comply with the intent of the Prior Merger Order (which resulted in the assignment of the Bansbach Litigation by Old Besicorp to Besicorp so that the Bansbach Litigation could be maintained following the Prior Merger). The Bansbach Litigation is a shareholder derivative action that was commenced in August 1997 in the New York Supreme Court, Ulster County, in which Old Besicorp was named as a nominal defendant and the other named defendants were various officers and directors of Old Besicorp. See "Business." The Plan of Merger by and among Besicorp and the Buyer requires Besicorp to effectuate the Spin-Off before effectuating the Merger unless the Bansbach Litigation is not pending at such time. Therefore Besicorp will effectuate the Spin-Off only if (i) all of the other conditions to the Merger have then been satisfied or waived and (ii) the Bansbach Litigation is then pending. Your receipt of shares of WOM Common Stock ordinarily would be a taxable event for you; however, since Besicorp is valuing the shares of WOM Common Stock at $0.00 per share, you will most likely receive no dividend income. See "Material Federal Income Tax Consequences."

                  Prior to the Spin-Off Record Date, (i) Besicorp contributed to WOM the interests in the Bansbach Litigation that Besicorp had received from Old Besicorp as a result of the Prior Merger Order, and (ii) the Escrow Agreement was amended by the Escrow Agreement Amendment to permit WOM to receive reimbursement for WOM Costs.

                  We are assuming in this Information Statement that the following events have occurred: (i) the effectuation of the Contribution and
(ii) the adoption of the Plan of Merger by Besicorp's shareholders. However, at the time of this Information Statement such events have not occurred. Nonetheless we expect these events to occur on April 25, 2000 prior to the Spin-Off. In addition we are assuming that none of the Management Restricted Shares have been or will be cancelled prior to the Spin-Off. See "The Contribution and the Spin-Off" and "Relationship Between WOM and Besicorp after the Spin-Off."

                  There is currently no public trading market for the shares of WOM Common Stock. We have no intention of taking any action to make it possible to trade shares of WOM Common Stock. WOM has not applied for listing of the WOM Common Stock on any Exchange and the WOM Common Stock does not meet the stated listing requirements of any Exchange. Accordingly, it is not anticipated that a regular trading market will develop in the WOM Common Stock. See "Listing and Trading of WOM Common Stock."

                  In reviewing this Information Statement, you should carefully consider the matters described under the caption "RISK FACTORS" commencing on page [13].


                             ----------------------
               THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN
              OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
             NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY
              STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
                      BE UNLAWFUL PRIOR TO REGISTRATION OR
           QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
                             ----------------------

           NO SHAREHOLDER APPROVAL IS REQUIRED OR SOUGHT IN CONNECTION WITH THE SPIN-OFF. EACH SHAREHOLDER OF BESICORP AT THE SPIN-OFF
         RECORD DATE WILL AUTOMATICALLY BE ENTITLED TO RECEIVE SHARES OF
          WOM COMMON STOCK IN THE SPIN-OFF. WE ARE NOT ASKING YOU FOR A
         PROXY, YOU SHOULD NOT SEND US A PROXY AND YOU ARE NOT REQUESTED
                 TO TAKE ANY ACTION WITH RESPECT TO YOUR SHARES.

                             ----------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES

          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN
                OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
                               BUY ANY SECURITIES.

               The date of this Information Statement is April [  ], 2000.

         THIS INFORMATION STATEMENT IS BEING FURNISHED SOLELY TO PROVIDE INFORMATION TO SHAREHOLDERS OF BESICORP WHO WILL RECEIVE SHARES OF WOM COMMON STOCK IN THE SPIN-OFF. IT IS NOT, AND IS NOT INTENDED TO BE CONSTRUED AS, AN INDUCEMENT OR ENCOURAGEMENT TO BUY OR SELL ANY SECURITIES OF WOM OR BESICORP. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT IS BELIEVED TO BE ACCURATE AS OF APRIL [21], 2000. CHANGES MAY OCCUR AFTER THAT DATE, AND NEITHER WOM NOR BESICORP WILL UPDATE THE INFORMATION CONTAINED HEREIN EXCEPT IN THE NORMAL COURSE OF THEIR RESPECTIVE PUBLIC DISCLOSURES.


                             ADDITIONAL INFORMATION

                  WOM has filed with the SEC a Registration Statement on Form 10-SB under the Exchange Act with respect to the shares of WOM Common Stock to be received by the holders of Besicorp Common Stock in the Spin-Off. This Information Statement does not contain all of the information which is set forth in the Registration Statement and the exhibits and schedules thereto. Statements in this Information Statement as to the contents of any contract, agreement or other document are only summaries and are not necessarily complete. For complete information regarding these matters, you should review the applicable exhibit or schedule to the Registration Statement. The Registration Statement and the exhibits and schedules thereto filed by WOM with the SEC may be inspected and copied at the SEC's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional
Offices of the SEC located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such information may be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be obtained on line at the SEC's Web site (http://www.sec.gov).

                  Following the effectiveness of the Registration Statement and the consummation of the Spin-Off, WOM will be required to comply with the reporting requirements of the Exchange Act and will file reports, proxy statements and other information with the SEC unless such filings are not required. In addition, WOM will be required to provide annual reports containing audited financial statements to its shareholders in connection with its annual meetings of shareholders unless an exception is available for WOM (and WOM will see if such an exception is available to it). WOM does not intend to hold shareholder meetings except to the extent it is required to do so. After the Spin-Off, such reports, proxy statements and other information will be available for inspection and copying at the public reference facilities of the SEC and may be obtained by mail or over the Internet from the SEC, as described above.

                           FORWARD-LOOKING STATEMENTS

                  This Information Statement includes or may include certain forward-looking statements that involve risks and uncertainties that concern WOM's financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. Although we believe our expectations reflected in such forward-looking statements are based on reasonable assumptions, you are cautioned that we cannot assure you that such expectations will prove correct and that actual results and developments may differ materially from those conveyed in such forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements herein include (i) costs or difficulties related to our establishment as an independent entity (including our ability to fund our operations from the Escrow Fund); (ii) the time it takes to resolve the Bansbach Litigation; and (iii) the outcome of the Bansbach Litigation. Such forward-looking statements speak only as of the date on which they are made and we are not undertaking any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Information Statement. If we do update or correct one or more forward-looking statements, you should not conclude that we will make additional updates or corrections with respect thereto or with respect to other forward-looking statements.

                  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                TABLE OF CONTENTS

                                                                                                               PAGE

SUMMARY  .........................................................................................................9
         WOM, Inc.................................................................................................9
         THE SPIN-OFF AND THE MERGER..............................................................................9

RISK FACTORS.....................................................................................................13
         Risks related to our operations.........................................................................13
         Risks related to the Distribution.......................................................................17

CAPITALIZATION...................................................................................................18

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA.................................................................19

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.......................................................20

BUSINESS ........................................................................................................20

THE CONTRIBUTION AND THE SPIN-OFF................................................................................23
         Introduction............................................................................................23
         The Contribution Agreement..............................................................................23
         The terms of the Spin-Off...............................................................................24
         Procedure for receiving shares of WOM Common Stock......................................................24

MATERIAL FEDERAL INCOME TAX CONSEQUENCES.........................................................................25

RELATIONSHIP BETWEEN WOM AND BESICORP AFTER THE SPIN-OFF.........................................................27
         The Indemnification Agreement...........................................................................27
         Escrow Agreement........................................................................................29
         Additional Legal Proceedings............................................................................31

MANAGEMENT.......................................................................................................31
         Directors and Executive Officers........................................................................31
         Executive compensation..................................................................................32

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT..........................................................................................33

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................................................................35

THE MERGER.......................................................................................................36


DESCRIPTION OF THE CAPITAL STOCK.................................................................................37
         Authorized Capital Stock................................................................................37
         Common Stock............................................................................................37
         Certain effects of authorized and unissued stock........................................................38

DESCRIPTION OF CERTAIN STATUTORY, CHARTER AND BY-LAW PROVISIONS..................................................38
         New York Anti-Takeover Law..............................................................................38
         Number of Directors; Removal; Vacancies.................................................................39
         Shareholder action by written consent; Special Meetings.................................................39
         Amendment of By-Law Provisions..........................................................................39
         Transfer Agent and Registrar............................................................................39

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................................................39

LISTING AND TRADING OF WOM COMMON STOCK..........................................................................40

EXPENSES OF THE SPIN-OFF.........................................................................................41

INDEPENDENT ACCOUNTANTS..........................................................................................41

DIVIDEND POLICY..................................................................................................42

INDEX TO THE FINANCIAL STATEMENTS OF WOM, INC...................................................................F-1

APPENDIX 1 -- Certain Defined Terms................................................................................


                                     SUMMARY

                  We summarize below information contained elsewhere in this Information Statement. Because this is a summary, it does not contain all the information that may be important to you. Certain capitalized terms used in this summary are defined in Appendix 1 hereto. SHAREHOLDERS ARE URGED TO READ CAREFULLY THIS INFORMATION STATEMENT IN ITS ENTIRETY.

                                    WOM, INC.

                  After the Spin-Off, WOM will be an independent, publicly held company which will hold the interests in the Bansbach Litigation that Besicorp received from Old Besicorp pursuant to the Contribution Agreement as a result of the Prior Merger Order. We will engage in only one activity: maintaining an existence so that the Bansbach Litigation may be maintained after the Merger. See "The Contribution and the Spin-Off." We use Besicorp's executive offices; therefore we are located at 1151 Flatbush Road, Kingston, New York, and our telephone number is (914) 336-7700.

                           THE SPIN-OFF AND THE MERGER

DISTRIBUTING CORPORATION                             Besicorp Ltd. ("Besicorp").  References  to
                                                     Besicorp include its subsidiaries, except where the
                                                     context otherwise requires.

DISTRIBUTED CORPORATION                              WOM, Inc. ("WOM").

OVERVIEW OF WOM                                      Pursuant to the Contribution Agreement by and
                                                     between Besicorp and WOM, we hold the interests
                                                     in the Bansbach Litigation that Besicorp received
                                                     from Old Besicorp pursuant to the Prior
                                                     Contribution Agreement as a result of the Prior
                                                     Merger Order. In addition, we are entitled to receive
                                                     repayment of WOM Costs from the Escrow Fund
                                                     from time to time. We will engage in only one
                                                     activity: maintaining an existence so that the
                                                     Bansbach Litigation may be maintained after the
                                                     Merger. However, we have no intention of
                                                     providing any assistance to him.  We do intend to
                                                     defend ourself from liability to the extent we deem
                                                     appropriate.  If a Prior Merger Order Reversal
                                                     occurs before the Spin-Off, the Spin-Off will not
                                                     occur; if a Prior Merger Order Reversal occurs after
                                                     the Spin-Off, WOM will be dissolved. See "The

                                                         7

                                                     Contribution and the Spin-Off--The Contribution
                                                     Agreement" and "Business."

                                                     Michael F. Zinn, the Chairman of Board, President
                                                     and Chief Executive Officer of Besicorp, will be
                                                     the Chairman of the  Board, President  and  Chief
                                                     Executive Officer of WOM at the time of the Spin- Off.

DISTRIBUTION RATIO                                   You will receive one share of WOM Common Stock
                                                     for each share, including Dissenters' Shares, of
                                                     Besicorp Common Stock (other than Restricted
                                                     Shares of Besicorp Common Stock) you own as of
                                                     the Spin-Off Record Date.  If you hold Restricted
                                                     Shares of Besicorp Common Stock, you will receive
                                                     one share of WOM Restricted Stock (i.e., a share of
                                                     WOM Common Stock containing restrictions on its
                                                     transferability) for each Restricted Share you own as
                                                     of the Spin-Off Record Date.  See "The
                                                     Contribution and the Spin-Off--Terms of the Spin-
                                                     Off."

SPIN-OFF RECORD DATE                                 The Spin-Off will be consummated on the Spin-Off
                                                     Record Date. The Spin-Off Record Date is expected
                                                     to be the same day as the Effective Date.  Therefore,
                                                     the holders of Besicorp Common Stock on the Spin-
                                                     Off Record Date will become the shareholders of
                                                     WOM.  See "The Contribution and the Spin-Off--
                                                     Terms of the Spin-Off."

SHARES TO BE DISTRIBUTED                             Assumed to be approximately 135,886 shares of
                                                     WOM Common Stock (based on the number of
                                                     shares of Besicorp Common Stock outstanding on
                                                     April [21], 2000 and assuming (i) that no shares of
                                                     Besicorp Common Stock are issued or cancelled
                                                     prior to the Spin-Off and (ii) that the 4,000 Disputed
                                                     Shares are outstanding at the time of the Spin-Off ).
                                                     See "The Contribution and the Spin-Off--Terms of
                                                     the Spin-Off."

OVERVIEW OF THE SPIN-OFF                             The Spin-Off is being effectuated solely in order
                                                     to comply  with the  intent of the Prior Merger Order
                                                     which required Old Besicorp to assign to Besicorp

                                        8

                                                     the contingent assets and/or liabilities
                                                     comprising Old Besicorp's interests in the
                                                     Bansbach Litigation; the Bansbach Litigation
                                                     is a shareholder derivative action, so that
                                                     if there is a recovery  Old Besicorp, as the
                                                     corporation  subject to the litigation, and
                                                     not the named plaintiff, will be the recipient
                                                     of the recovery.  If the Bansbach Litigation is
                                                     maintained and if the plaintiff in such litigation
                                                     prevails, approximately   $1  million might be
                                                     recoverable, excluding interest and punitive damages.

                                                     The only shareholder of the Surviving Corporation
                                                     following the Merger  will be Parent. Consequently,
                                                     consummation  of the Merger ordinarily would cause
                                                     the plaintiff  in the  Bansbach Litigation to lose
                                                     his status as a shareholder of Besicorp,  and therefore
                                                     ordinarily  would cause him to lose his right to
                                                     prosecute the Bansbach Litigation. Therefore, in
                                                     order to avoid  terminating the Bansbach  Litigation as
                                                     a  result  of  the  Merger, Besicorp  decided to effect
                                                     the  Spin-Off and to assign to WOM the interests in the
                                                     Bansbach  Litigation (i.e., the contingent assets
                                                     and/or   liabilities)  that Besicorp has received  from
                                                     Old Besicorp as a result of the Prior Merger Order.

                                                     Management believes that these  contingent assets
                                                     that have  been assigned generally consist of any
                                                     recovery to which Old Besicorp  is  entitled  and
                                                     these contingent liabilities generally consist of
                                                     any damages for which Old Besicorp is liable upon the
                                                     resolution of the Bansbach Litigation. The Contribution
                                                     followed by the Distribution will separate from Besicorp
                                                     all of the interests in the Bansbach  Litigation  that
                                                     Besicorp had received  from Old Besicorp as a result of
                                                     the  Prior  Merger   Order. Thereafter,  WOM and not
                                                     Besicorp  will be  entitled to any proceeds if there is
                                                     a judgment or settlement in favor of the plaintiff; and
                                                     WOM and not  Besicorp  will be liable  for any  damages
                                                     for which Old Besicorp,  as the subject corporation, is
                                                     liable.  WOM and the  other defendants  will be  liable
                                                     for such damages,  but they will undoubtedly seek
                                                     reimbursement from the Escrow Fund unless either

                                        9

                                                     (i) the judgment prohibited such reimbursement or (ii)
                                                     in the case of the defendants (other than WOM)
                                                     indemnification  is impermissible under the
                                                     NYBCL.

                                                     The Spin-Off will  be effectuated only if (i) all
                                                     of the other conditions to the Merger have been
                                                     satisfied or waived and (ii) the Prior Merger Order
                                                     is still in effect. Besicorp has appealed the
                                                     Prior Merger  Order to the  United  States Court of
                                                     Appeals for the  Second Circuit for a hearing en
                                                     banc. If the Second Circuit en banc reverses the Prior
                                                     Merger Order before the Spin-Off and such  reversal
                                                     is  subject  to no  further appeal, the Spin-Off  will
                                                     not  be  effectuated. See "The  Contribution  and the
                                                     Spin-   Off--Terms  of  the Spin-Off."

OVERVIEW OF THE MERGER                               In the Merger, Acquisition Corp. will be merged
                                                     with and into Besicorp; Besicorp will be the
                                                     Surviving Corporation and will become a wholly
                                                     owned subsidiary of Parent. Mr. Zinn and members
                                                     of his immediate family indirectly own 100% of
                                                     Parent's common stock. At the Effective Date of the
                                                     Merger, the Outside Participating Shareholders'
                                                     Shares (i.e., each issued and outstanding share of
                                                     Besicorp Common Stock other than the shares held
                                                     by the Buyer and Dissenters) will be converted into
                                                     the right to receive the Merger Consideration which
                                                     consists of (i) the Cash Merger Consideration of at
                                                     least $58.87 in cash, subject to adjustment in certain
                                                     circumstances and (ii) the right to Besicorp Deferred
                                                     Payments in certain circumstances which are set
                                                     forth in the Plan of Merger and described in the
                                                     proxy statement of Besicorp dated March 22, 2000.

                                                     Dissenters will receive the appraised value of their
                                                     shares of  Besicorp  Common Stock  in  accordance  with
                                                     the NYBCL and after compliance with all statutory requirements. The
                                                     Buyer's  shares of Besicorp Common Stock will be cancelled.

                                                     The consummation of the Merger is subject to the
                                                     satisfaction or waiver of various conditions.  See

                                       10

                                                     "The Merger" and "Relationship between WOM and
                                                     Besicorp after the Spin-Off."

RELATIONSHIP WITH BESICORP                           After the Merger, Besicorp and WOM will become
AFTER THE MERGER                                     separately owned companies.  Besicorp will be
                                                     owned by Parent (and Mr. Zinn and members of his
                                                     immediate family indirectly own 100% of Parent's common
                                                     stock);  WOM  will be owned by the Entitled Holders
                                                     (i.e.,  the holders of  Besicorp Common Stock as of
                                                     the Spin-Off  Record Date), including Michael F. Zinn
                                                     who will own  approximately 44.9% of the outstanding
                                                     shares of WOM Common Stock. However, although Besicorp
                                                     and WOM will be  separately owned  Besicorp  has agreed
                                                     to  furnish   WOM  free  of charge with the services of
                                                     Besicorp's employees and the use of Besicorp's corporate
                                                     headquarters  to the extent that WOM  determines is
                                                     reasonably necessary and for as long as WOM shall seek
                                                     such services and the use of such space. Michael F.
                                                     Zinn will  be  one  of  the  two  directors of WOM,
                                                     President and Chief Executive Officer.

                                                     Besicorp  is a party to the Indemnification Agreement
                                                     which obligates Besicorp to indemnify  BGI Parent, Old
                                                     Besicorp and certain  other Purchaser Indemnitees from
                                                     damages they suffer arising out of, among other things,
                                                     Old  Besicorp's  breach  of representations and
                                                     warranties set forth in the Prior Plan of  Merger  and
                                                     certain liabilities,  taxes and litigation of Old
                                                     Besicorp.  Besicorp is also a  party to  the Escrow
                                                     Agreement which governs the funds placed by Old
                                                     Besicorp  in  escrow as the Escrow Fund (which  amount
                                                     to approximately $6.10 million as of  March  7, 2000)
                                                     to, among other things, (a) satisfy Besicorp's  obligations under the Indemnification Agreement and (b) provide for
                                                     the payment  of, among other things, certain litigation    and   related
                                                     costs.

                                                     Since Besicorp's costs with respect to the Bansbach
                                                     Litigation  were covered by the Escrow Fund prior to
                                                     the  Spin-Off,  the  Escrow Agreement has been
                                                     amended,  pursuant  to  the Escrow Agreement Amendment,
                                                     to provide  that  effective as of the consummation  of
                                                     the  Spin-Off  (i) we shall be reimbursed from the
                                                     Escrow Fund for our reasonable expenses (up to
                                                     $35,000 per annum) (A) to maintain our existence,
                                                     comply  with  the  Exchange Act and the rules  and
                                                     regulations promulgated thereunder,  and (B) for
                                                     such  other  matters as may be reasonably necessary
                                                     to permit the Bansbach Litigation to continue and
                                                     (ii)   the   costs  of  the Bansbach Litigation will
                                                     still be covered by the Escrow Agreement following the Spin-Off.
                                                     See "Relationship  between  WOM and Besicorp after the
                                                     Spin-Off."

FEDERAL INCOME TAX                                   Your receipt of shares of WOM Common Stock
CONSEQUENCES                                         (other than WOM Restricted Stock) would
                                                     ordinarily   be  a  taxable event for you. The tax
                                                     consequences of such receipt vary depending
                                                     upon,  among other  things, your particular
                                                     circumstances.   You   will receive dividend income
                                                     equal  to the  value of the shares of WOM Common  Stock
                                                     you receive pursuant to the Spin-Off;  however, since
                                                     Besicorp   is  valuing  the shares of WOM Common  Stock
                                                     at  $0.00  per  share,  you should  receive no dividend
                                                     income.

                                                     Your  receipt  of shares of WOM Restricted Stock will
                                                     not be a taxable event unless  an  election  under
                                                     ss.83(b)  of  the  Code  is made.  However, an ordinary
                                                     income  taxable  event will occur for you upon  the
                                                     vesting  of such  shares of WOM Restricted  Stock based
                                                     upon  the  value of the WOM Restricted Stock at the
                                                     time of vesting.  Shares of WOM Restricted Stock issued
                                                     on  account  of  the  1,050 Independent Directors'
                                                     Restricted  Shares  will no longer be restricted  after
                                                     the  Merger,  and thus will be subject to tax currently
                                                     based  upon  the  value  of their shares at the time of
                                                     the  Merger,  but all other shares  of  WOM  Restricted
                                                     Stock will still be restricted.

                                                     You should  read  carefully the discussion  under
                                                     "Material Federal Income Tax Consequences"  and you
                                                     are urged to  consult  your tax advisors as to the

                                                     tax   consequences  of  the Merger to you under
                                                     federal,  state,  local  or any other applicable  law.
                                                     We  have  not  obtained  an opinion  of counsel with
                                                     respect  to the  disclosure set forth  above and under
                                                     "Material   Federal  Income Tax Consequences."

DISTRIBUTION  AGENT,                                 Continental  Stock  Transfer & Trust Company will
TRANSFER AGENT AND                                   serve as the Distribution  Agent for the Spin-Off and
REGISTRAR                                            as the transfer agent and registrar for the WOM
                                                     Common Stock.

DISTRIBUTION OF                                      Besicorp will deliver to Continental shares
STOCK CERTIFICATES                                   of WOM Common Stock representing 100% of the
                                                     outstanding shares of WOM Common Stock for
                                                     distribution to the Entitled Holders.  Following the
                                                     Merger, Continental will distribute WOM Stock
                                                     Certificates to all Entitled Holders.  See "The
                                                     Contribution and the Spin-Off--Terms of the Spin-
                                                     Off."

TRADING MARKET                                       Currently, there is no public trading market for
                                                     WOM Common Stock and we do not anticipate that
                                                     any such market will develop. We have no intention
                                                     of taking any action to make it possible to trade
                                                     shares of WOM Common Stock.  We have not
                                                     applied and do not intend to apply for listing of the
                                                     WOM Common Stock on any Exchange and the
                                                     WOM Common Stock does not meet the stated
                                                     listing requirements of any Exchange. Trading, if
                                                     any, in WOM Common Stock will take place only in
                                                     the over-the-counter market.  See "Listing and
                                                     Trading of WOM Common Stock."


                                  RISK FACTORS

         Any investment in shares of WOM Common Stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this Information Statement, before you decide to buy or sell WOM Common Stock.

                         Risks related to our operations

We have no business activities and therefore expect to have no revenues or profits.

         We do not have any business activities and accordingly we do not expect to have any future revenues or profits. WOM's principal assets consist of its interests in the Bansbach Litigation. Because we are not engaged in any business activity, these assets are our only possible source of revenues. These assets will not generate any revenues to WOM unless there is a settlement or final judgment in favor of the plaintiff in the Bansbach Litigation. If there is a settlement or judgment in favor of the plaintiff, the named plaintiff will be entitled to collect the reimbursement of certain expenses. Because, the Bansbach Litigation is a shareholder derivative action brought on behalf of Old Besicorp and as a result of the Prior Contribution Agreement and the Contribution Agreement, Old Besicorp's assets relating to the Bansbach Litigation -- including the right to any settlement or judgment -- have been assigned to WOM., all other proceeds of the settlement or judgment will be delivered to WOM, not Mr. Bansbach.

If the Bansbach Litigation is decided in favor of the defendants, we will never receive any revenues and you will receive no dividends or distributions.

         The Bansbach Litigation is our only possible source of revenues. However, we do intend to defend ourself from liability to the extent we deem appropriate. . If the Bansbach Litigation is decided in favor of the defendants, neither the defendants nor anyone else will be required to pay any damages to WOM and therefore we will receive no money as a result of the Bansbach Litigation. As there is no likelihood that we will receive any other revenues (because we are not engaged in any business activities), you will not receive anything of value from us.

We will not assist in the prosecution of the Bansbach Litigation.

         We are under no obligation to prosecute the action or to assist the plaintiff, financially or otherwise, in his prosecution of the Bansbach Litigation and we have no intention of providing any assistance to the plaintiff. However, we do intend to defend ourself from liability to the extent we deem appropriate.

We will dissolve if the Prior Merger Order is reversed.

         If a Prior Merger Order Reversal occurs, we are required, pursuant to the Contribution Agreement, to return to Besicorp the interests in the Bansbach Litigation that Besicorp received from Old Besicorp pursuant to the Prior Contribution Agreement as a result of the Prior Merger Order; in this case we would have no assets and we would dissolve. See "The Contribution and the Spin-Off--The Contribution Agreement" and "Business."

We have no cash, and have no expectations of having any revenues and therefore to pay expenses we are totally dependent upon obtaining reimbursements from the Escrow Fund.

         We have no cash, do not expect to have any revenues and do not anticipate obtaining any financing. There is no likelihood that we would be able to obtain any financing (without a guarantee from Mr. Zinn, which guarantee he is unwilling to provide) from unrelated third parties because we lack assets and revenues. We will have certain expenses, including franchise taxes, the costs related to preparing documents required to be filed by public companies (including the legal fees and the cost of preparing audited annual financials), the expense of distributing materials to shareholders and the transfer agent's fees as well as the costs associated with defending the Bansbach Litigation. We are dependent upon our ability to obtain money from the Escrow Fund to pay these expenses. Without reimbursements from the Escrow Fund, we will not be able to pay our obligations as they become due and may be forced to curtail activities, including our preparation of documents required to be filed by public companies. See "Capitalization," "Management's Discussion and Analysis or Plan of Operations," "Selected Historical and Pro Forma Financial Data," the Financial Statements of WOM, Inc. and the Unaudited Pro Forma Financial Information.


We are only entitled to reimbursement from the Escrow Fund in certain circumstances; if we need money for any reason other than the reasons set forth in the Escrow Agreement, or if we cannot or do not receive reimbursement from the Escrow Fund, we may not be able to obtain the necessary money.

         We have no revenues, we have less than $100 in cash and cash equivalents, expect no revenue and we will not attempt to incur debt or raise capital. However, the parties to the Escrow Agreement, which was executed in connection with the Prior Plan of Merger, have agreed (i) to permit us to receive up to $35,000 annually in reimbursements from the Escrow Fund to cover our reasonable expenses in connection with maintaining our existence, complying with the Exchange Act and such other matters as may be reasonably necessary to permit the Bansbach Litigation to continue and (ii) WOM Litigation Costs (i.e. WOM's costs and expenses relating to (a) the Bansbach Litigation, (b) litigation arising out of or relating to the Bansbach Litigation, (c) the Spin-Off and (d) WOM's existence). Therefore, the Escrow Fund is not a source of funds to the extent we need more than $35,000 in any year (except for WOM Litigation Costs which do not have a maximum amount). It is not a source of funds to the extent any of the parties to the Escrow Agreement asserts that the expenses were unreasonable. Also, it is not a source of funds to the extent expenses do not relate to maintaining our existence, complying with the Exchange Act or permitting the Bansbach Litigation to continue. In addition, we are dependent upon the Escrow Fund's containing enough money to permit the release of these reimbursements to us. However, because the Escrow Fund is also available to satisfy Besicorp's Litigation Costs and other matters, it is possible (although unlikely) that such matters will deplete all of the Escrow Funds; if the Escrow Fund is depleted we will be unable to obtain reimbursement. See "Relationship between WOM and Besicorp after the Spin-Off -- Escrow Agreement." To the extent we cannot obtain reimbursement from the Escrow Fund we are not likely to be able to meet our obligations.

Since our principal shareholder and the Trust own approximately 52.2% of our shares, they can elect and remove all of our directors and exercise significant control over us and can sell or liquidate WOM.

         We estimate that after the Spin-Off, Michael F. Zinn, the Chairman of the Board, President and Chief Executive Officer of WOM, will own indirectly approximately 44.9% and The Zinn Family Charitable Trust will own approximately 7.4% of the then outstanding shares of WOM Common Stock, assuming (i) that no shares of Besicorp Common Stock are issued or cancelled prior to the Spin-Off and (ii) that the 4,000 Disputed Shares are outstanding at the time of the Spin-Off. The holders of more than 50% of the outstanding shares of WOM Common Stock generally will be able to elect all of the members of the WOM Board. Consequently, as Mr. Zinn and the Trust will hold approximately 52.2% of the outstanding shares, if they were to vote their shares in the same manner they will be able to elect (and remove) the member(s) of the WOM Board and exercise substantial influence over the outcome of any issues which may be subject to a vote of our shareholders and our policies and direction. See "Description of the Capital Stock--Common Stock." In addition, if a prospective purchaser reached an agreement with Mr. Zinn and the Trust to purchase their shares of WOM Common Stock and to acquire WOM, their shares of WOM Common Stock would be sufficient to guarantee shareholder approval of the transaction by which such purchaser would acquire WOM. In addition, under the NYBCL they can authorize the dissolution of WOM at any time and for any reason or for no reason at all.

We eliminated certain potential obstacles that may have hindered shareholders with large holdings from engaging in certain business transactions with us.

         Generally,  New York  corporations  are  subject to the  provisions  of
Section  912 of the NYBCL if they have a class of  securities  registered  under
Section 12 of the Exchange Act. Section 912 provides, with certain exceptions, that a New York corporation shall not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock or assets) with any Interested Shareholder for a period of five years from the date that such person first became an Interested Shareholder. After the end of such five year period, generally the Interested Shareholder may engage in a business combination only if (a) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such Interested Shareholder or (b) the business combination meets certain valuation and consideration requirements for the stock of such corporation. Therefore, ordinarily, Mr. Zinn, as the beneficial owner of more than 20% of the WOM Common Stock, would not be able to engage in certain business combinations with WOM for five years after the Spin-Off Record Date. Moreover, after the end of such five year period, ordinarily he would not be able to engage in those business combinations unless the business combination were approved by the holders of a majority of the outstanding voting stock not beneficially owned by Mr. Zinn. However, the WOM Certificate provides that Section 912 does not apply to WOM. Therefore, Mr. Zinn, and any other person who qualifies as an Interested Shareholder, will be able to engage in business combinations with WOM at any time, subject, to the extent required by the NYBCL (other than in

Section 912), to the approval of such transactions by the WOM Board and/or our shareholders. See "Description of Certain Statutory, Charter and By-Law Provisions."

No  take-over  is  likely  to  succeed   without  our  principal   shareholder's
assistance.

         Because Mr. Zinn and the Trust will own approximately 52.2% of the outstanding WOM Common Stock after the completion of the Spin-Off, it is likely that as an initial matter any prospective purchaser would seek their consent before purchasing shares of WOM Common Stock.

Additional shares can be issued by the Company to Mr. Zinn and/or the Trust and then if we receive any money as a result of the Bansbach Litigation, their share of the proceeds will increase.

         There will be, after the completion of the Spin-Off, approximately 114,114 unissued and unreserved shares of WOM Common Stock (assuming that 135,886 shares of WOM Common Stock are issued in the Spin-Off). The WOM Board can authorize, without having to obtain approval of the shareholders, the issuance of such shares. Consequently, Mr. Zinn, acting in his capacity as the sole member of the WOM Board, could cause WOM to issue those additional shares to Mr. Zinn and his affiliates, for nominal consideration or otherwise. As a result, if we then received any money as a result of the Bansbach Litigation, the amount of money that we would be able to distribute to shareholders other than Mr. Zinn and his affiliates would decrease while the amount of money that Mr. Zinn and his affiliates would receive would increase.

We do not have any officers' or directors' liability insurance which will make it difficult to attract officers and directors.

We do not have any officers' or directors' insurance, we do not intend to try to obtain any such insurance, probably we could neither obtain any such insurance nor pay for such insurance. Because we do not have any such insurance, because we have only negligible cash with which to indemnify officers and directors and because the Escrow Fund is not likely to provide the means of indemnifying our officers and directors, it will be very difficult for us to attract officers or directors.

                        Risks related to the Distribution

There has been no prior public market for our stock and it is probable that no market will develop.

         There is currently no existing trading market for WOM Common Stock. We have not applied and currently we do not intend to apply for the listing of WOM Common Stock on any Exchange. Accordingly, it is unlikely that a trading market will develop for the WOM Common

Stock. As a result you will probably be unable to sell your shares of WOM Common Stock. See "Listing and Trading of WOM Common Stock."

We do not intend to pay cash dividends.

         WOM has never declared or paid any cash dividends on the WOM Common Stock and does not anticipate paying any cash dividends in the immediate future. See "Dividend Policy."


                                 CAPITALIZATION


         The following table sets forth the unaudited capitalization of WOM as at December 31, 1999 on a historical basis and as at December 31, 1999 on a pro forma basis.

         This table should be read in conjunction with the Financial Statements of WOM, Inc. and notes thereto, the Unaudited Pro Forma Financial Information and "Selected Historical and Pro Forma Financial Data" and notes thereto included elsewhere herein. The unaudited pro forma information set forth below does not necessarily reflect the capitalization of WOM in the future or as it would have been had the Spin-Off occurred on December 31, 1999.

                                                  Historical    Adjustments          Pro Forma
Long-Term Debt:
         Total Long-Term Debt                     $   0         $   --               $  0
                                                      ==            ===                 ==

Shareholders' Equity:
  Common Stock-authorized 250,000
     shares, $.01 par value, issued and
     outstanding 100 shares (historical);
       issued and  outstanding 135,886
       shares (pro forma)                        $    1       $  1,358(a)           $ 1,359
  Paid-in Capital                                    99           (99)(a)                 0
  Deficit                                             0        (1,259)(a)            (1,259)
                                                   ----         ----------            -------
  Total Combined Equity                          $  100        $    0               $   100
                                                    ---         ----------            --------

Total Shareholders' Equity                       $  100        $    0               $   100
                                                    ---         ----------             --------
Total Capitalization:                            $  100        $    0               $   100
                                                    ====        ==========             ========

-----------------------

(a) Gives effect to the issuance of 135,886 shares of WOM Common Stock. See "Unaudited Pro Forma Financial Information."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


         The following table sets forth certain historical financial data for the Contributed Assets as at December 31, 1999. The historical financial data was derived from the Financial Statements of WOM, Inc. included elsewhere in this Information Statement.

         The summary pro forma balance sheet at December 31, 1999 reflects: (i) the transfer to WOM of the interests in the Bansbach Litigation that Besicorp received from Old Besicorp pursuant to the Prior Contribution Agreement as a result of the Prior Merger Order; and (ii) the distribution of the shares of WOM Common Stock to the Entitled Holders assuming that these transactions were consummated at December 31, 1999. The accounting for this transfer of assets and liabilities represents a reorganization of companies under common control and, accordingly, all assets and liabilities will be reflected at their historical cost basis.

         The summary pro forma combined financial data set forth below is not necessarily indicative of the results of the operations or financial position of the Contributed Assets had the transactions reflected in the data actually been consummated on the dates assumed and is not necessarily indicative of WOM's future performance as an independent entity. The pro forma adjustments, as described in the Notes to the Unaudited Pro Forma Balance Sheet are based on available information and upon certain assumptions that we believe are reasonable. The summary pro forma combined financial data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation," the Financial Statements of WOM, Inc. and notes thereto and the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Information Statement.

Balance Sheet Data              (in thousands)


                                                              Pro Forma
                                December 31, 1999          December 31, 1999
                                -----------------          -----------------
                                                              (unaudited)
Net working capital                   $.1                        $.1
Total Assets                           .1                         .1
Long-term debt                          -                          -
Shareholders' Equity                   .1                         .1

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

WOM was established in December 1999 to comply with the intent of the Prior Merger Order. The Prior Merger Order required Old Besicorp to assign to Besicorp the interests of Old Besicorp in the Bansbach Litigation and the Lichtenberg Litigation (a shareholder derivative litigation which is described below under "Relationship Between WOM and Besicorp After the Spin-Off -- Additional Legal Proceedings"), so that the Bansbach Litigation and the Lichtenberg Litigation could be maintained following the Prior Merger. Besicorp established WOM and assigned to WOM the interest in the Bansbach Litigation that Old Besicorp had assigned to Besicorp pursuant to the Prior Merger Order so that the Bansbach Litigation may be maintained after the Merger. If Besicorp did not effectuate the Spin-Off, consummation of the Merger would cause the plaintiff in the Bansbach Litigation to lose his status as a shareholder of Besicorp, and therefore would cause him to lose his right to prosecute the Bansbach Litigation. The Lichtenberg Litigation is not being assigned to us because the complaint in the Lichtenberg Litigation has been dismissed. The Bansbach Litigation is a shareholder derivative action that was commenced in August 1997 by John Bansbach in connection with the Proceeding.

We have been assigned the contingent assets comprising Old Besicorp's interests in the Bansbach Litigation that Besicorp received from Old Besicorp as a result of the Prior Merger Order. Management believes that these contingent assets generally consist of any recovery to which Old Besicorp would be entitled as a result of the resolution of the Bansbach Litigation. However, we are under no obligation to prosecute the action or to assist the plaintiff, financially or otherwise, in his prosecution of the Bansbach Litigation and we have no intention of providing any assistance to the plaintiff. We do, however, intend to defend ourself from liability to the extent we deem appropriate.

We have also assumed the contingent liabilities comprising Old Besicorp's interests in the Bansbach Litigation that Besicorp received from Old Besicorp as a result of the Prior Merger Order. Management believes that these contingent liabilities generally consist of any damages for which Old Besicorp would be liable as a result of the resolution of the Bansbach Litigation. Therefore we intend to defend ourself from liability to the extent we deem appropriate. Reimbursements for the costs of defending ourself will be sought from the Escrow Fund. In addition, if we are required to pay damages, we expect to seek the money to pay such damages from the Escrow Fund unless the judgment prohibited such reimbursement; if any of the other defendants in the Bansbach Litigation, are required to pay damages we anticipate that we will indemnify them and seek the money for such indemnification from the Escrow Fund unless either (i) the judgment prohibited such indemnification or (ii) indemnification is impermissible under the NYBCL. However, there can be no assurance that such amounts will be available from the Escrow Fund or that WOM will be entitled to receive any such monies from the Escrow Fund. See "Relationship Between WOM and Besicorp after the Spin-Off -- The Escrow Agreement."

Since the Bansbach Litigation is a shareholder derivative action, if damages are paid by us or any other defendant, we should be the recipient. However, monies may be deducted for the fees and expenses of the plaintiff's attorneys. It is likely that if we receive any amounts, these amounts will be distributed to the holders of WOM Common Stock (except to the extent a court otherwise orders) shortly afterward and that WOM will then be liquidated. In addition, if at any time the Bansbach Litigation is decided in favor of the defendants, or if the Prior Merger Order is reversed, WOM will then be liquidated.

On account of our very limited activities, we have no full-time employees and no offices. We are not compensating our officers and directors, each of whom is also an officer or director of Besicorp, for the services they render on our behalf. Besicorp agreed in the Contribution Agreement to provide us with the services of its employees and to allow us to use its offices free of charge to the extent that we determine they are reasonably necessary and for so long as we shall seek such services and the use of such offices. We have no suppliers, no customers, and, except for our interest in the Bansbach Litigation, we are party to no litigation. We have no foreign operations and our activities are not subject to any U.S., state, foreign or local laws or regulations (other than those generally applicable to public corporations).


Liquidity and Capital Resources

As of December 31, 1999, we had cash of $100, which represented our initial capitalization. We will not attempt to incur debt or raise capital. However, the parties to the Escrow Agreement, which was executed in connection with the Prior Plan of Merger, have agreed (i) to permit us to receive up to $35,000 (the "Annual Expenses") annually in reimbursements from the Escrow Fund to cover our reasonable expenses in connection with maintaining our existence, complying with the Exchange Act and such other matters as may be reasonably necessary to permit the Bansbach Litigation to continue and (ii) WOM Litigation Costs (i.e. our costs and expenses relating to (a) the Bansbach Litigation, (b) litigation arising out of or relating to the Bansbach Litigation, (c) the Spin-Off and (d) our existence. Therefore, the Escrow Fund is not a source of funds to the extent we need more than $35,000 in any year (except for WOM Litigation Costs which do not have a maximum amount). It is not a source of funds to the extent any of the parties to the Escrow Agreement asserts that the expenses were unreasonable. Also, it is not a source of funds to the extent of expenses unrelated to maintaining our existence, complying with the Exchange Act or permitting the Bansbach Litigation to continue. In addition, we are dependent upon the Escrow Fund's containing enough money to permit the release of these reimbursements to us. However, because the Escrow Fund is also available to satisfy Besicorp's Litigation Costs and other matters, it is possible that such matters will deplete all of the Escrow Funds. If the Escrow Fund is depleted, we will be unable to obtain reimbursement. See "Relationship between WOM and Besicorp after the Spin-Off -- Escrow Agreement." To the extent we cannot obtain reimbursement from the Escrow Fund we would be unable to meet our obligations.

Because management believes that the Escrow Fund will be available to satisfy any claims against WOM resulting from the Bansbach Litigation, we do not believe that the assumption of such contingent liabilities will have any adverse effect on our financial position or liquidity.

Management also believes that the Escrow Fund, the amount of which was approximately $6,104,869 at March 7, 2000, will be sufficient to fund the Annual Expenses, indemnify BGI Parent, Old Besicorp and other Purchaser Indemnities pursuant to the Indemnification Agreement and reimburse Besicorp for its Litigation Costs.

                                    BUSINESS

         WOM was established in December 1999 solely to comply with the intent of the Prior Merger Order. The Prior Merger Order required Old Besicorp to assign to Besicorp the interests of Old Besicorp in the Bansbach Litigation and the Lichtenberg Litigation (a shareholder derivative litigation which is described below under "Relationship Between WOM and Besicorp After the Spin-Off -- Additional Legal Proceedings"), so that the Bansbach Litigation and the Lichtenberg Litigation could be maintained following the Prior Merger. Besicorp established WOM and assigned to WOM the interest in the Bansbach Litigation that Old Besicorp had assigned to Besicorp pursuant to the Prior Merger Order so that the Bansbach Litigation may be maintained after the Merger. If Besicorp did not effectuate the Spin-Off, consummation of the Merger would cause the plaintiff in the Bansbach Litigation to lose his status as a shareholder of Besicorp, and therefore would cause him to lose his right to prosecute the Bansbach Litigation. The Lichtenberg Litigation is not being assigned to us because the complaint in the Lichtenberg Litigation has been dismissed.

         The Bansbach Litigation is a shareholder derivative action that was commenced in August 1997 by John Bansbach who was seeking to recover certain legal fees and expenses paid by Old Besicorp to or on behalf of certain officers and directors of Old Besicorp in connection with the Proceeding. The Proceeding is an action that was brought in the United States District Court for the Southern District of New York in connection with contributions to the 1992 election campaign of Congressman Maurice Hinchey. In connection with the Proceeding, in June 1997, Old Besicorp and Michael F. Zinn (then the Chairman of the Board, President and Chief Executive Officer of Old Besicorp and currently the Chairman of the Board, President and Chief Executive Officer of Besicorp and the Chairman of the Board, President and Chief Executive Officer of WOM), each entered a guilty plea pursuant to a plea bargain to one count of causing a false statement to be made to the Federal Election Commission and one count of filing a false tax return. As a result of such pleas, Old Besicorp was fined $36,400, and Mr. Zinn was fined $36,673 and sentenced to a six-month term of incarceration (which commenced in November 1997 and has been completed), and a two-year term (which commenced in May 1998 and was recently terminated before the scheduled end of the term) of supervised release thereafter. He resigned as Chairman of the Board, President and Chief Executive Officer of Old Besicorp in November 1997 and was reappointed to such positions in May 1998.

         Old Besicorp paid certain legal expenses incurred by certain officers and directors in connection with the Proceeding. As of March 31, 1999 and 1998, the amounts paid on behalf of Michael F. Zinn in connection with the Proceeding equaled $338,517. In addition, Old Besicorp reimbursed him for the legal fees and expenses (approximately $39,180) which had been incurred by third parties in connection with the Proceeding and which had been paid by him. In addition, Old Besicorp paid additional legal fees and disbursements of approximately $742,576 incurred in connection with the Proceeding by Old Besicorp, certain directors, officers, and employees and their spouses who were defendants or actual or potential witnesses in this matter. The officers and directors agreed to repay amounts paid by Old Besicorp on their behalf in certain circumstances. See "Certain Relationships and Related Transactions."

         In August 1997, after Old Besicorp and Mr. Zinn had entered their pleas, Mr. Bansbach commenced the Bansbach Litigation. Old Besicorp was named as a nominal defendant in this shareholder derivative action and the other named defendants either were officers and/or directors of Old Besicorp at the time of the alleged acts (or omissions) for which the plaintiff seeks relief or became officers and/or directors of Old Besicorp afterwards. The plaintiff sought to hold the defendants other than Old Besicorp liable to Old Besicorp for: (a) all sums advanced to or on behalf of Michael F. Zinn in connection with his defense of the Proceeding; (b) all sums advanced to or on behalf of Michael Daley, who at the time was the Vice-President, Chief Financial Officer and Corporate Secretary of Old Besicorp (and who is currently a director, Executive Vice
President and Chief Financial Officer of Besicorp) and was subpoenaed for information in connection with the Proceeding; (c) all legal expenses, costs and fines incurred by Old Besicorp itself in connection with the Proceeding; (d) all harm to Old Besicorp's reputation and goodwill resulting from the Proceeding;
(e) punitive damages; and (f) plaintiff's attorneys' fees, costs and expenses. If Bansbach ultimately prevails on all of his claims, the Bansbach Litigation could result in the recovery of approximately $1 million, excluding interest and punitive damages.

         The trial court dismissed the action, stating that the plaintiff had failed to make the requisite pre-suit demand upon the Old Besicorp Board and had failed to demonstrate that such a demand would be futile. The plaintiff appealed this decision. On February 4, 1999, the Appellate Division reversed the trial court's dismissal and reinstated the action finding that the bare allegations of the complaint sufficiently alleged that a pre-suit demand on the Old Besicorp Board would have been futile.

         By this time, Old Besicorp had entered into the Prior Plan of Merger and on March 1, 1999 Old Besicorp distributed proxy materials for a special meeting of its shareholders to adopt the Prior Plan of Merger. The meeting was scheduled for March 19, 1999 and it was contemplated that if the Prior Plan of Merger was approved by Old Besicorp shareholders the Prior Merger would occur shortly afterwards. Effectuation of the Prior Merger would adversely affect the Bansbach Litigation and the Lichtenberg Litigation.

         On March 5, 1999, James Lichtenberg and Mr. Bansbach commenced the March Litigation by filing the March Complaint in the United States District Court for the Southern District of New York. The March Complaint alleged that
(i) the proxy statement sent to Old Besicorp's shareholders in connection with the meeting of Old Besicorp's shareholders to adopt the Prior Plan of Merger was materially misleading because it failed to adequately disclose all available material information regarding the effect of the Prior Merger on the two Derivative

Litigations, i.e., the Bansbach Litigation and the Lichtenberg Litigation; (ii) the Prior Merger was intentionally structured to accomplish the termination of the Derivative Litigation; and (iii) Old Besicorp and its directors breached their fiduciary duty by (a) intentionally structuring the Prior Merger so as to cause the termination of the Derivative Litigation, (b) failing to retain independent counsel to act on behalf of Old Besicorp's minority shareholders,
(c) failing to retain an independent investment banker to opine on the fairness of the Prior Merger to Old Besicorp's minority shareholders, (d) failing to form an independent committee to ensure that the Prior Merger was fair to and in the best interests of Old Besicorp's minority shareholders, and (e) providing for a $1 million bonus to Mr. Zinn and a $500,000 bonus to Mr. Daley, which the March Complaint deemed to be excessive and/or unwarranted compensation.

         The March Complaint asserted four claims for relief: (i) a claim against Besicorp and the March Director Defendants under section 14(a) of, and Rule 14a-9 promulgated pursuant to, the Exchange Act; (ii) a claim against the March Director Defendants under section 20(a) of the Exchange Act; (iii) a claim against the March Director Defendants for breach of fiduciary duty; and (iv) a claim against BGI Parent and BGI Acquisition for aiding and abetting the alleged breach of fiduciary duty. The March Complaint sought injunctive relief directing full disclosure of the financial impact on Old Besicorp's shareholders of the termination of the Derivative Litigation and full disclosure of the alleged intentional structuring of the Prior Merger to cause the termination of the Derivative Litigation. The March Complaint also sought an order directing that the Derivative Litigation be transferred to Besicorp, that the Prior Merger Consideration payable to Mr. Zinn and two former directors and executive officers of Old Besicorp, Mr. Enowitz and Steven I. Eisenberg, for their shares of Old Besicorp's common stock (which were subject to the Lichtenberg Litigation) be held in escrow, and that certain amounts at issue in the Bansbach Litigation be held in escrow pending final adjudication of the respective actions. The March Complaint also sought unspecified money damages.

         On March 18, 1999, the District Court entered the Prior Merger Order which required Old Besicorp to assign the contingent assets and/or liabilities comprising Old Besicorp's interests in the Derivative Litigation to Besicorp before the Prior Merger. The Prior Contribution Agreement effected Old Besicorp's assignment of the contingent assets and/or liabilities comprising Old Besicorp's interests in the Derivative Litigation to Besicorp. The Prior Merger Order also required (i) defendants Messrs. Zinn, Eisenberg and Enowitz to take no action to place the Prior Merger Consideration they would receive in the Prior Merger beyond the reach of the United States courts so as to render the defendants unable to satisfy any judgment which may be rendered in the Lichtenberg Action; and (ii) the plaintiffs to post a bond in the amount of $100,000 within seven days of the date of the order, which bond was posted. Besicorp filed a motion for reconsideration of the Prior Merger Order and the District Court in June 1999 denied Besicorp's motion for reconsideration of the Prior Merger Order. Besicorp appealed the Prior Merger Order and the denial of reconsideration to the United States Court of Appeals for the Second Circuit. Messrs. Lichtenberg and Bansbach moved to dismiss the appeal, in part or in whole, based on non-substantive issues concerning the timeliness of the appeal with respect to the Prior Merger Order and the June 1999 order denying reconsideration of the Prior Merger Order.

On February 17, 2000, the Second Circuit issued a decision consisting of a majority opinion and a dissenting opinion. The majority opinion granted the motion to dismiss the appeal as to the Prior Merger Order but not as to the June 1999 order. The dissenting opinion found that the appeal was timely as to the Prior Merger Order. Besicorp intends to move for rehearing en banc of the decision granting, in part, the motion to dismiss the appeal.

         Prior to the Spin-Off, the Bansbach Litigation was a Besicorp Assumed Matter and Besicorp's costs were funded from the Escrow Fund; following the Spin-Off WOM's costs will be funded from the Escrow Fund. The parties to the Bansbach Litigation are currently engaged in the discovery process.

         The Prior Merger Order did not provide for the occurrence following the Prior Merger of a transaction such as the Merger. The effectuation of the Merger ordinarily would adversely affect the plaintiff's ability to maintain the Bansbach Litigation in a manner similar to that which the Prior Merger Order had attempted to prevent. If Besicorp did not effectuate the Spin-Off, consummation of the Merger would cause the plaintiff in the Bansbach Litigation to lose his status as a shareholder of Besicorp, and therefore would cause him to lose his right to prosecute the Bansbach Litigation. Besicorp believed that in order to adhere to the intent of the Prior Merger Order, Besicorp should assign to WOM the interests in the Bansbach Litigation that Besicorp had received from Old Besicorp; by assigning to WOM pursuant to the Spin-Off the interests in the Bansbach Litigation Besicorp had received from Old Besicorp pursuant to the Prior Merger Order (subject to WOM's agreement to return such interests upon the occurrence of a Prior Merger Order Reversal), the plaintiff should retain standing to maintain the Bansbach Litigation. The Lichtenberg Litigation is not being assigned to us because the complaint in the Lichtenberg Litigation has been dismissed. See "Relationship Between WOM and Besicorp After the Spin-Off -- Additional Legal Proceedings."

         We have been assigned the contingent assets comprising Old Besicorp's interests in the Bansbach Litigation that Besicorp received from Old Besicorp as a result of the Prior Merger Order. Management believes that these contingent assets generally consist of any recovery to which Old Besicorp would be entitled as a result of the resolution of the Bansbach Litigation. However, we are under no obligation to prosecute the action or to assist the plaintiff, financially or otherwise, in his prosecution of the Bansbach Litigation and we have no intention of providing any assistance to the plaintiff. We do, however, intend to defend ourself from liability to the extent we deem appropriate.

         We have also assumed the contingent liabilities comprising Old Besicorp's interests in the Bansbach Litigation that Besicorp received from Old Besicorp as a result of the Prior Merger Order. Management believes that these contingent liabilities generally consist of any damages for which Old Besicorp would be liable as a result of the resolution of the Bansbach Litigation. Therefore we intend to defend ourself from liability to the extent we deem appropriate. Reimbursements for the costs of defending ourself will be sought from the Escrow Fund. In addition, if we are required to pay damages, we expect to seek the money to pay such damages from the Escrow Fund unless the judgment prohibited such reimbursement; if any of the other defendants in the Bansbach Litigation, are required to pay damages we anticipate that we will indemnify them and seek the money for such indemnification from the Escrow Fund unless either (i) the judgment prohibited such indemnification or (ii) indemnification is impermissible under the NYBCL. However, there can be no assurance that such amounts will be available from the Escrow Fund or that WOM will be entitled to receive any such monies from the Escrow Fund. See "Relationship Between WOM and Besicorp after the Spin-Off -- The Escrow Agreement."

         Since the Bansbach Litigation is a shareholder derivative action, if damages are paid by us or any other defendant, we should be the recipient. However, monies may be deducted for the fees and expenses of the plaintiff's attorneys. It is likely that if we receive any amounts, these amounts will be distributed to the holders of WOM Common Stock (except to the extent a court otherwise orders) shortly afterward and that WOM will then be liquidated. In addition, if at any time the Bansbach Litigation is decided in favor of the defendants, or if the Prior Merger Order is reversed, WOM will then be liquidated.

         On account of our very limited activities, we have no full-time employees and no offices. We are not compensating our officers and directors, each of whom is also an officer or director of Besicorp, for the services they render on our behalf. Besicorp agreed in the Contribution Agreement to provide us with the services of its employees and to allow us to use its offices free of charge to the extent that we determine they are reasonably necessary and for so long as we shall seek such services and the use of such offices. We have no suppliers, no customers, and, except for our interest in the Bansbach Litigation, we are party to no litigation. We have no foreign operations and our activities are not subject to any U.S., state, foreign or local laws or regulations (other than those generally applicable to public corporations).


                        THE CONTRIBUTION AND THE SPIN-OFF

Introduction

         The only shareholder of the Surviving Corporation following the Merger will be Parent. Consummation of the Merger ordinarily would cause the plaintiff in the Bansbach Litigation to lose his status as a shareholder of Besicorp, and therefore ordinarily would cause him to lose his right to prosecute the Bansbach Litigation. If the Bansbach Litigation were not maintained certain of Besicorp's executive officers and directors who are defendants in the Bansbach Litigation, including Michael F. Zinn, Besicorp's Chairman of the Board, President and Chief Executive Officer, would benefit and certain potential Besicorp Deferred Payments that holders of Besicorp Common Stock will receive as part of the Merger Consideration effectively would be eliminated. However, if the Bansbach Litigation were maintained and if the plaintiff in such litigation prevailed, approximately $1 million might be recoverable, excluding interest and punitive damages, if any, and since the Bansbach Litigation is a shareholder derivative action, the beneficiary of any such recovery should be the subject corporation (i.e., Besicorp prior to the

Spin-Off and WOM after the Spin-Off). Therefore, in order to avoid terminating the Bansbach Litigation as a result of the Merger, Besicorp decided to effect the Spin-Off.

         Besicorp formed WOM in December 1999 to effectuate the Spin-Off which is a condition to the consummation of the Merger (unless the Bansbach Litigation is not pending immediately prior to the Effective Date). Mr. Zinn, the Chairman of the Board, President and Chief Executive Officer of Besicorp, will be the Chairman of the Board, President and Chief Executive Officer of WOM at the time of the Spin-Off and certain of the officers of Besicorp prior to the Merger will serve WOM in the capacities in which they currently serve Besicorp, but they will not be compensated for the services they render on behalf of WOM. The Merger will not be effectuated unless the Spin-Off has been effectuated (unless a Prior Merger Order Reversal occurs prior to the Effective Date). The Spin-Off will not occur if (i) any of the other conditions to the Merger has not been waived or satisfied or (ii) a Prior Merger Order Reversal occurs before such time.

         Accordingly, Besicorp and WOM entered into the Contribution Agreement pursuant to which Besicorp contributed the Contributed Assets to us and it is anticipated that on April 25, 2000, the Besicorp Board will declare the Distribution of one share of WOM for each share of Besicorp Common Stock outstanding on the Spin-Off Record Date. The Distribution will be payable to the holders of record of Besicorp Common Stock at the close of business on the Spin-Off Record Date. No shares of WOM Common Stock will be issued with respect to shares of Besicorp Common Stock held in treasury. If all of the conditions to the Closing have been waived or satisfied, the Spin-Off will occur on the Effective Date and therefore the Effective Date will be the Spin-Off Record Date.

The Contribution Agreement

         Prior to the Spin-Off, pursuant to the Contribution Agreement, Besicorp transferred to WOM the interests in the Bansbach Litigation it had received from Old Besicorp as a result of the Prior Merger Order; however, WOM is required to return such interests if a Prior Merger Order Reversaal occurs. As a result of the Contribution, WOM and not Besicorp will be entitled to any proceeds if there is a judgment or settlement in favor of the plaintiff; and WOM and not Besicorp will be liable for any damages for which the subject corporation is liable. If the Bansbach Litigation is maintained and if the plaintiff in such litigation prevails, approximately $1 million might be recoverable, excluding interest and punitive damages, if any, by WOM. If we are required to pay damages, we expect to seek the money to pay such damages from the Escrow Fund unless the judgment prohibited such reimbursement; if any of the other defendants in the Bansbach Litigation are required to pay damages we anticipate that we will indemnify them and seek the money for such indemnification from the Escrow Fund unless either
(i) the judgment prohibited such indemnification or (ii) indemnification is impermissible under the NYBCL.

         In addition, pursuant to the Contribution Agreement Besicorp caused the Escrow Agreement to be amended (i) to permit us to receive up to $35,000 annually from the Escrow Fund to cover our reasonable expenses in connection with maintaining our existence, complying with the Exchange Act and the rules and regulations promulgated thereunder, and such other matters as may be reasonably necessary to permit the Bansbach Litigation to continue and (ii) to provide that the costs of the Bansbach Litigation will still be covered by the Escrow Agreement following the Spin-Off. See "Relationship between WOM and Besicorp after the Spin-Off -- the Escrow Agreement."

         Also, pursuant to the Contribution Agreement, Besicorp agreed to provide us free of charge with the services of Besicorp's employees and the use of its offices to the extent that we determine they are reasonably necessary and for so long as we shall seek such services and the use of such offices.


The terms of the Spin-Off

         As a result of the Spin-Off, on the Spin-Off Record Date Besicorp shall distribute all of the outstanding shares of WOM Common Stock to the Entitled Holders, assuming that all of the other conditions to the consummation of the Merger have been waived or satisfied and that the Bansbach Litigation is pending at such time. The Spin-Off Record Date is expected to be the same day as the day the Merger is effectuated. The Spin-Off will be effectuated at this time and each Entitled Holder will receive one share of WOM Common Stock for each share of Besicorp Common Stock held by such shareholder on such date. Therefore, the holders of Besicorp Common Stock on the Spin-Off Record Date will become the shareholders of WOM and Besicorp will cease to own any shares of WOM.

         135,886 shares of Besicorp Common Stock currently are issued and outstanding. Shares of WOM Common Stock will be issued to holders of all shares outstanding on the Spin-Off Record Date, including the Buyer and Dissenters. However, shares will not be issued with respect to shares of Besicorp Common Stock which are cancelled prior to the Spin-Off Record Date.

         The 135,886 shares includes 1,050 Independent Directors' Restricted Shares and 13,450 Management Restricted Shares. If these shares are outstanding at the Spin-Off Record Date, the holders will receive one share of WOM Restricted Stock for each Independent Directors' Restricted Share or Management Restricted Share. Shares of WOM Restricted Stock are shares of WOM Common Stock subject to the same restrictions upon transferability as the Independent Directors' Restricted Shares or Management Restricted Shares for which they were issued. Since the Independent Directors' Restricted Shares' restrictions upon transferability will lapse, and thus such shares will vest, upon the effectuation of the Merger, their shares of WOM Restricted Stock also will vest upon the effectuation of the Merger, which is likely to occur on the same day as the Spin-Off. However, all other shares of WOM Restricted Stock will still be restricted.

         The shares of WOM Common Stock being issued in the Spin-Off include 4,000 shares that are being issued to Mr. Enowitz on account of the 4,000 Disputed Shares. These 4,000 shares will be released to Mr. Enowitz if it is determined that the 100,000 Enowitz Shares of Old Besicorp's common stock were outstanding at the time of the Prior Spin-Off. See "Relationship between WOM and Besicorp after the Spin-Off -- Additional Legal Proceedings."

Procedure for receiving shares of WOM Common Stock

         On the Spin-Off Record Date, Besicorp will deliver to Continental shares of WOM Common Stock representing 100% of the outstanding shares of WOM Common Stock for distribution to the Entitled Holders. The Spin-Off Record Date will also be the Effective Date (i.e., the date when the Merger is effectuated). Continental will distribute WOM Stock Certificates to all Entitled Holders following the Spin-Off. No consideration will be paid by the holders of Besicorp Common Stock for the shares of WOM Common Stock to be received by them in the Spin-Off.

         Shareholders of Besicorp with questions concerning procedural issues related to the Spin-Off may call the Distribution Agent, Continental Stock Transfer and Trust Co., at (212) 509-4000 (x 535). After the Effective Date, shareholders of WOM with inquiries relating to the Spin-Off or their investment in WOM should contact WOM, Inc., 1151 Flatbush Road, Kingston, New York, (telephone 914-336-7700 x 104), Attention: Susan
Whitaker.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES


         The following is a discussion of the material federal income tax consequences relating to the Spin-Off based on the provisions of the Code, and applicable regulations, rulings and judicial authority as in effect on the date of this Information Statement. Subsequent changes in the law could alter the federal income tax consequences of the Spin-Off.


         THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY AND ARE BASED UPON PRESENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO YOU AND THE PARTICULAR TAX EFFECTS OF THE SPIN-OFF, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS. WE HAVE NOT OBTAINED AN OPINION OF COUNSEL WITH RESPECT TO THE DISCLOSURE SET FORTH UNDER THE CAPTION "MATERIAL FEDERAL INCOME TAX CONSEQUENCES."

         The receipt by an Entitled Holder of shares of WOM Common Stock (other than WOM Restricted Stock) pursuant to the Spin-Off ordinarily would be a taxable transaction for federal income tax purposes under the Code and also ordinarily may be a taxable transaction under applicable state, local and other tax laws. The tax consequences of such receipt ordinarily vary depending upon, among other things, the particular circumstances of the Entitled Holder. An Entitled Holder will receive dividend income equal to the value of such shares of WOM Common Stock received by such Entitled Holder pursuant to the Spin -Off. In the opinion of Management, the current value of WOM Common Stock iS contingent and speculative. Thus, Besicorp is valuing the shares of WOM Common Stock at $0.00 per share. Based on this valuation, the Entitled Holder should receive no dividend income. However, if it were to be ultimately determined that the WOM Common Stock had a positive value at the time of the Spin-Off, the result would be ordinary income as of the time of the Spin-Off, plus interest and possibly penalties.

         The receipt of shares of WOM Common Stock (other than WOM Restricted Stock) by an Entitled Holder pursuant to the Spin-Off is subject to backup withholding at the rate of 31% unless the Entitled Holder (i) is a corporation or comes within other exempt categories, or (ii) provides a certified taxpayer identification number on Form W-9 and otherwise complies with the backup withholding rules. Backup withholding is not an additional tax; any amounts so withheld may be credited against the federal income tax liability of the shareholder subject to the withholding.

         The receipt of shares of WOM Restricted Stock will not be a taxable event unless an election under ss.83(b) of the Code is made. However, an ordinary income taxable event ordinarily will occur for the holders of the shares of WOM Restricted Stock upon the vesting of such WOM Restricted Stock based upon the value of the WOM Restricted Stock at the time of vesting. Shares of WOM Restricted Stock issued on account of the 1,050 Independent Directors' Restricted Shares will no longer be restricted after the Merger which is likely to occur on the same day as the Spin-Off, and thus will be subject to tax currently based upon the value of their shares at the time of the Merger, but all other shares of WOM Restricted Stock will still be restricted.

         The tax basis in a share of WOM Common Stock will generally be equal to the dividend income received by the holder of such share.

         This tax discussion does not apply to Entitled Holders who are not citizens or residents of the United States, to Entitled Holders who are tax-exempt or to other Entitled Holders of special status.



            RELATIONSHIP BETWEEN WOM AND BESICORP AFTER THE SPIN-OFF

         Pursuant to the Plan of Merger, Acquisition Corp. will be merged with and into Besicorp; Besicorp will be the Surviving Corporation and will be wholly owned by Parent. Parent will be entitled to all the benefits and detriments resulting from its ownership interest in the Surviving Corporation. If the Merger is effectuated, Besicorp's shareholders of record immediately prior to the Merger (other than the Buyer and Dissenters) will be entitled to receive the Merger Consideration consisting of at least $58.87 in cash and a Besicorp Deferred Payment Right for each share of Besicorp Common Stock. After the Effective Date, the holders of Besicorp Common Stock will no longer have any equity interest in Besicorp or any right to vote on corporate matters; instead, the outstanding shares of Besicorp Common Stock (other than the shares of the Buyer and Dissenters) automatically will be converted into the right to receive the Merger Consideration.

         After the Spin-Off and the Merger, Besicorp and WOM will become separately owned companies. Besicorp will be owned by Parent and WOM will be owned by the Entitled Holders (including Mr. Zinn and the Trust who will own approximately 52.2% of the then outstanding shares of WOM Common Stock). Prior to the Spin-Off, Besicorp and WOM entered into the Contribution Agreement (which is discussed above under "The Contribution and the Spin-Off -- The Contribution Agreement") which governs various matters and ongoing relationships between Besicorp and us. We have agreed pursuant to the Contribution Agreement that if a Prior Merger Order Reversal occurs, we shall return to Besicorp the interests in the Bansbach Litigation that Besicorp received from the Old Besicorp pursuant to the Prior Contribution Agreement as a result of the Prior Merger Order. Also, pursuant to the Contribution Agreement Besicorp agreed to provide us with the services of Besicorp's employees and to allow us to use its offices without charge. In addition, pursuant to the Contribution Agreement, Besicorp agreed to cause the Escrow Agreement to be amended so that we may obtain certain monies from the Escrow Fund. Consequently, the Indemnification Agreement and the Escrow Agreement govern various matters between Old Besicorp, Besicorp, BGI Parent and us.


The Indemnification Agreement

         The Indemnification Agreement that was entered into at the time of the Prior Merger provides that Besicorp will generally indemnify the Purchaser Indemnitees against and from all damages sustained or incurred by any Purchaser Indemnitee as a result of, or arising out of, by virtue of, or in connection with:

                  o any inaccuracy in or breach of any representation and warranty made by Old Besicorp in the Prior Plan of Merger or in any closing document delivered in connection with the Prior Plan of Merger;

                  o any breach by Old Besicorp of, or failure by Old Besicorp to comply with, any of its covenants or obligations under the Prior Plan of Merger or under the Indemnification Agreement;

                  o the existence of any liability or other obligation of Old Besicorp as of March 22, 1999 or arising out of or relating to the Prior Merger or any claim against a Purchaser Indemnitee with respect to any such liability or obligation other than certain permitted liabilities, including, without limitation, liability on account of taxes payable by Old Besicorp or for which Old Besicorp is liable;

                  o the failure of Besicorp to pay and discharge in full when due any of its liabilities, including liability on account of taxes other than such permitted liabilities;

                  o any claims for indemnification by current or former officers, directors, employees, agents or consultants of Old Besicorp;

                  o any third party claim (which includes the Existing Litigation) to the extent it arises out of or relates to any action or inaction of, or the conduct of the business of Old Besicorp on or prior to March 22, 1999 other than such permitted liabilities;

                 o any violation of, or delinquency with respect to, any order or arbitration award or statute, or regulation in effect on or prior to March 22, 1999 or of any agreement of Old Besicorp with, or any license, permit or environmental permit granted to Old Besicorp by any federal, state or local governmental authority to which the properties, assets, personnel or business activities of Old Besicorp are subject (or to which Old Besicorp is subject) as it relateS to the properties, assets, personnel or businesS activities of Old Besicorp;

                  o        certain environmental matters;

                  o certain matters relating to employee pension benefit plans of Old Besicorp;

                  o any federal or state taxes imposed upon Old Besicorp, or for which Old Besicorp is liable, with respect to any taxable period or portion of a taxable period ending on or prior to March 22, 1999 other than a permitted liability;

                  o litigation against Old Besicorp pending or threatened as of March 22, 1999; and

                  o any claims, investigations, proceedings, actions or lawsuits asserted or initiated before or after March 22, 1999 arising out of or in connection with pre-closing occurrences involving Old Besicorp.

         With certain exceptions, the Purchaser Indemnitees are not entitled to indemnification:

                  o unless a notice of a claim has been delivered to Besicorp prior to March 22, 2004;

                  o to the extent the aggregate claims actually paid by Besicorp or any of its subsidiaries to the Purchaser Indemnitees exceeds the aggregate Prior Merger Consideration;

                  o for damages to the extent such damages were expressly included in the adjustment amount pursuant to the Prior Plan of Merger;

                  o with respect to consequential damages relating to lost profits or punitive damages (other than consequential damages or punitive damages paid or payable to, or claimed by third parties); and

                  o with respect to damages arising from time spent by BGI Parent or its affiliates and their respective officers and employees, for amounts in excess of their actual out-of-pocket costs.

         The payment of any damages to which the Purchaser Indemnitees are entitled pursuant to the Indemnification Agreement will first be satisfied from the Escrow Fund, subject to the terms of the Escrow Agreement, until the Escrow Fund has been reduced to zero and thereafter will be satisfied by Besicorp directly. We are not a party to the Indemnification Agreement. However, even though we have no obligations under the Indemnification Agreement and are entitled to no benefits under the Indemnification Agreement, we are affected by the Indemnification Agreement: to the extent that money is released from the Escrow Fund pursuant to the Indemnification Agreement, the amount of money available to us under the Escrow Agreement will be reduced.

Escrow Agreement

         In connection with the Prior Merger, Old Besicorp deposited $6.5 million into the Escrow Fund pursuant to the Escrow Agreement. The Escrow Fund initially served to fund claims for BGI Monitoring Costs, BGI Indemnity Claims and Litigation Costs, which included the Bansbach Litigation. Therefore, in order to provide that the Bansbach Litigation is still covered by the Escrow Fund after the Spin-Off, the Escrow Agreement was amended by the Escrow Agreement Amendment (effective as of the Spin-Off): (i) to provide, by funding claims for WOM Costs, that we shall be provided from the Escrow Fund with our reasonable expenses (up to $35,000 per annum) in connection with maintaining our existence, complying with the Exchange Act and the rules and regulations promulgated thereunder, and such other matters as may be reasonably necessary to permit the Bansbach Litigation to continue and (ii) to provide that the Bansbach Litigation will still be covered by the Escrow Agreement following the Spin-Off. In addition, BGI Parent remains entitled to reimbursement for BGI Monitoring Costs and BGI Indemnity Claims and Besicorp remains entitled to reimbursement for Litigation Costs.

         Therefore reimbursement is available for the following:

                  o BGI Monitoring Costs which are BGI Parent's out-of-pocket expenses (not to exceed $40,000 per year) incurred if it is represented by counsel with respect to (i) the Besicorp Assumed Matters (which are certain litigations specified in the Indemnification Agreement and other matters to be prosecuted or defended by Besicorp pursuant to the Indemnification Agreement) and (ii) the Bansbach Litigation;

                  o BGI Indemnity Claims which are all claims for indemnity made by BGI Parent pursuant to the Indemnification Agreement, including any claims of BGI Parent with respect to the Besicorp Assumed Matters arising from the failure of Besicorp to diligently prosecute or defend such Besicorp Assumed Matters, BGI Monitoring Costs and any payment of fees and expenses of the payment agent pursuant to the Prior Plan of Merger;

                  o Litigation Costs which are costs and expenses relating to (i) Besicorp Assumed Matters; (ii) litigation arising out of or relating to any such Besicorp Assumed Matters; (iii) indemnification of claims against Old Besicorp's directors and officers (prior to the Prior Merger) for actions in their official capacity preceding the date of the Prior Merger; and (iv) matters arising out of or relating to the Prior Merger; and

                  o WOM Costs which are (i) reasonable expenses incurred by Besicorp or WOM in connection with (a) the formation of WOM, (b) the Spin-Off (including the cost of distributing the shares of WOM's Common Stock

                           (including the fees and expenses  of Continental) and
                           (c) the preparation and filing of the Registration Statement, (ii) WOM's reasonable expenses up to $35,000 per annum) (a) to maintain its existence, (b) to comply with the Exchange Act and the rules and regulations promulgated thereunder, and (c) for such other matters as may be reasonably necessary to permit the Bansbach Litigation to continue and (iii) WOM's costs and expenses relating to (a) the Bansbach Litigation, and (b) litigation arising out of or relating to the Bansbach Litigation, the Spin-Off and WOM's existence.

         For a description of Besicorp's principal pending legal proceedings that may give rise to Litigation Costs, see "--Additional Legal Proceedings." As of March 7, 2000, as a result of permitted releases aggregating approximately
$583,065 and after giving effect to interest income aggregating approximately $187,394, the Escrow Fund contained approximately $6.10 million.

         As a result of the Escrow Agreement Amendment, the Escrow Agent will disburse Escrow Funds upon request (i) to BGI Parent, with respect to BGI Indemnity Claims or BGI Monitoring Costs, (ii) to us (and prior to the Spin-Off, to Besicorp), with respect to WOM Costs (if the Spin- Off occurs) and (iii) to Besicorp, with respect to Litigation Costs, unless any other party to the Escrow Agreement objects. If a party to the Escrow Agreement objects, the Escrow Agent will disburse such funds only in accordance with the Escrow Fund Determination Procedure. Besicorp and WOM agreed not to unreasonably withhold its consent to a request by BGI Parent for payment of BGI Indemnity Claims, BGI Parent and WOM agreed not to unreasonably withhold consent for payment of Litigation Costs and BGI Parent and Besicorp agreed not to unreasonably withhold consent for the payment of WOM Costs.

         The terms of the Escrow Agreement provide that the remaining proceeds of the Escrow Fund, if any, will be released to Besicorp at any time after March 22, 2004 provided that all of the following conditions have occurred and notice has been provided by Besicorp to the Escrow Agent:

                  o no claims are then subject to the Escrow Fund Determination Procedure (i.e., all requests for reimbursements by BGI, Besicorp and WOM have been resolved and have been paid, including with respect to the Bansbach Litigation);

                  o in the reasonable judgment of BGI Parent, no future BGI Indemnity Claims are foreseeable;

                  o all Besicorp Assumed Matters have been finally settled through either:

                           (1) a final, non-appealable judgment against Besicorp and all Purchaser Indemnitees; or

                           (2) a settlement or other conclusion to the Besicorp Assumed Matter that (x) contains a release from all liability in favor of Besicorp and Purchaser Indemnitees without any further obligation by Besicorp or Purchaser Indemnitees to make any payment or incur any other liability or obligation with respect to such matter, (y) does not attribute by its terms liability to Besicorp or any Purchaser Indemnitee and (z) if the scheduled matter is a litigation or a proceeding, includes as a term thereof a full dismissal of the litigation or proceeding with prejudice; and

                  o the final settlement of the Bansbach Litigation through either:

                           (1) a final, non-appealable judgment against Besicorp, WOM and all Purchaser Indemnitees; or

                           (2) a settlement or other conclusion to the Bansbach Litigation that (x) includes a release from all liability in favor of WOM without any further obligation by WOM to make any payment or incur any other liability or obligation with respect to such matter, (y) does not attribute by its terms liability to WOM and (z) includes as a term thereof a full dismissal of the litigation with prejudice.

BGI Parent, WOM and Besicorp also agreed that representatives of all three companies will meet at least once a year to determine whether the amount of the Escrow Fund is more than sufficient to (i) secure BGI Parent pursuant to the Indemnification Agreement and (ii) secure WOM (if the Escrow Agreement Amendment becomes effective) in connection with the Bansbach Litigation and under the Escrow Agreement. If all three unanimously agree that the Escrow Fund includes excess amounts, such amounts will be released to Besicorp and there will be a Besicorp Deferred Payment. The representatives of BGI Parent, Besicorp and WOM, who will be the only persons present, will each represent the interests of their corporation and their shareholders. There is no provision requiring anyone to provide additional money to the Escrow Fund if the Escrow Fund is depleted.

         Any money we obtain from the Escrow Fund will reduce the money in the Escrow Fund that would otherwise be contributed to the Outside Participating Shareholders pursuant to the Plan of Merger as part of the Besicorp Deferred Payments.


Additional Legal Proceedings

         Besicorp, pursuant to the Prior Contribution Agreement, agreed to assume all liabilities of Old Besicorp, other than certain specified liabilities (relating to certain taxes, intercompany liabilities and merger costs) which were retained by Old Besicorp. In addition, in connection with the Prior Plan of

Merger, Besicorp entered into the Indemnification Agreement whereby Besicorp agreed to indemnify the Prior Merger Parties for damages relating to various matters including, breaches of the Prior Merger Agreement and substantially all of Old Besicorp's litigation that was pending at the time of the Prior Merger. See " -- Indemnification Agreement." Contemporaneously with the closing of the Prior Merger, Old Besicorp deposited $6.5 million in the Escrow Fund to fund the indemnification obligation arising out of the Indemnification Agreement. See " -- Escrow Agreement."

         In December 1998, Alan Fenster commenced an action in the New York Supreme Court, New York County, against Old Besicorp, BGI Parent, BGI Acquisition, Josephthal and each of the members of the Old Besicorp Board. In the complaint Mr. Fenster indicated that he is seeking class certification. The complaint alleged that the Prior Merger Consideration is inadequate and less than Old Besicorp's intrinsic value, that in adopting the Prior Plan of Merger the Old Besicorp Board had been unduly influenced by Michael F. Zinn, and that the Old Besicorp Board breached its fiduciary duty to its shareholders. The complaint also alleged that Mr. Zinn and the other members of the Old Besicorp Board would receive the following allegedly unlawful additional consideration that the remaining shareholders would not receive: (i) the Escrow Fund, that, according to the complaint, has been established primarily to benefit them,
(ii) the acceleration of certain of Old Besicorp's stock options and warrants and (iii) bonuses for certain members of senior management. Mr. Fenster is seeking, among other things, unspecified compensatory damages and an order that the defendants take appropriate measures to maximize shareholder value. Old Besicorp filed a motion for summary judgment to dismiss the complaint on the grounds that plaintiff's alleged claims cannot be asserted in a class action, but rather must be alleged in a shareholder derivative action subject to various preconditions and other requirements. Oral arguments of the summary judgment motion were presented on June 22, 1999. The Court dismissed the action with prejudice in February 2000. This matter was assumed by Besicorp pursuant to the Prior Contribution Agreement. Therefore, the action is a Besicorp Assumed Matter and Besicorp's costs are funded from the Escrow Fund.

         In December 1998, an action was commenced in the New York Supreme Court, Westchester County, entitled Energy Investment Research Inc. v. Besicorp Group, Inc., Index No. 98/19707. The complaint alleged, among other things, that Old Besicorp is obligated to pay EIR 1.5% of all net cash and/or securities received by Old Besicorp from its general partnership interests in the Carthage and South Glen Falls Partnerships. EIR seeks, among other things, a declaratory judgment that it is entitled to 1.5% of the distributions from the MRA and has asked for payments in excess of $750,000. Old Besicorp answered this complaint, denied all of the material allegations and asserted certain affirmative defenses. The parties are currently engaged in discovery. EIR filed a mandatory Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of New York on or about August 2, 1999. EIR's claims will be heard in an adversary proceeding in the bankruptcy case. Besicorp's management anticipates that discovery in the adversary proceeding will commence shortly. This matter was assumed by Besicorp pursuant to the Prior Contribution Agreement. Therefore, the action is a Besicorp Assumed Matter and Besicorp's costs are funded from the Escrow Fund.

         On March 29, 1993 James Lichtenberg commenced the Lichtenberg Litigation in the New York State Supreme Court, Ulster County. Old Besicorp was named as a nominal defendant in this shareholder derivative action and the other defendants were directors and officers of Old Besicorp at the time the action was filed. The complaint alleged that the directors breached their fiduciary duties to Old Besicorp by, among other things, the issuance of stock to themselves in lieu of cash compensation, allegedly for inadequate consideration, and by the accounting treatment given to Old Besicorp's interest in various partnerships which owned and operated cogeneration facilities, which allegedly depressed the price of Old Besicorp's common stock. The plaintiff sought an award of damages to Old Besicorp, including punitive damages and interest, an accounting and the return of assets to Old Besicorp, the appointment of independent members to the Old Besicorp Board, the cancellation of shares allegedly improperly granted, and the award to the plaintiff of costs and expenses of the lawsuit including fees. If Mr. Lichtenberg ultimately had prevailed on all of his claims, the Lichtenberg Litigation could have resulted in the recovery by Besicorp of approximately $44.5 million. This matter was assumed by Besicorp pursuant to the Prior Contribution Agreement. Therefore, the action was a Besicorp Assumed Matter and Besicorp's costs are funded from the Escrow Fund.

         The Supreme Court dismissed the Lichtenberg Litigation based on the judicial deference accorded under the business judgment rule to the recommendations of a corporation's properly constituted special litigation committee. The Old Besicorp Board's special litigation committee (comprised of independent outside directors of Old Besicorp) concluded that the continuation of the Lichtenberg litigation was not in the best interests of Old Besicorp. The dismissal of the complaint was unanimously affirmed in April 1999 by the Appellate Division, Third Department. The plaintiff's motion in the Appellate Division, Third Department seeking leave to appeal to the Court of Appeals, New York's highest appellate court, was unanimously denied. A further motion in the New York Court of Appeals for leave to appeal the dismissal of the complaint to that court was denied on November 18, 1999. Lichtenberg has exhausted all possibilities for appellate review and the dismissal of the complaint constitutes a final judgment on the merits.

         On November 8, 1990 S.N.C. commenced an action in New York Supreme Court, New York County, against Old Besicorp, and certain of the Partnerships and their affiliates and an unaffiliated contractor. The complaint alleged that S.N.C. was awarded the contracts to construct two power plants and that the contracts were subsequently awarded to the unaffiliated contractor in breach of S.N.C.'s contract. S.N.C. seeks an award of compensatory damages in an undetermined amount in excess of $680,000 and punitive damages. The Court granted the defendants' motion for summary judgment in part but denied the motion insofar as it sought dismissal of plaintiff's claims for: (1) breach of preliminary agreement to negotiate in good faith; (2) unjust enrichment/quantum meruit; (3) promissory estoppel; and (4) fraud and negligent misrepresentation. The Court's decision was upheld by the Appellate Court. The case is proceeding through the litigation process in the Supreme Court, New York County. Any liability arising out of this litigation would be first satisfied by funds that were placed in escrow in May 1999 as a reserve for potential liabilities of certain partnerships that are being or have been liquidated. If the funds in that escrow account are not sufficient, Besicorp would have recourse to the Escrow Fund.

         On September 27, 1999, Besicorp commenced the RICO Action in the Supreme Court of the State of New York, Ulster County. The RICO Action arises out of an alleged conspiracy by the defendants, who consist of two former employees and several shareholders, including the named plaintiff in the Lichtenberg Litigation, to unlawfully exert or obtain control over Old Besicorp and all its assets. Besicorp believes that the defendants, as part of their scheme to acquire control over Old Besicorp, conspired to foment federal and civil litigation, including the Lichtenberg Litigation, against Old Besicorp through a continuous and ongoing campaign of false statements and accusations of wrongdoing made to governmental agencies. The complaint alleges that at the annual Old Besicorp shareholders' meeting held on September 27, 1995, the defendants attempted to pressure Old Besicorp's management to provide them with control over Old Besicorp's Board of Directors. Besicorp also believes that the defendants published false and misleading information over the Internet in order to further their objectives of destabilizing Old Besicorp and acquiring control. The complaint alleges that as a result of the defendants' conduct, Old Besicorp suffered damages including legal fees associated with responding to groundless accusations, injury to its ability to obtain capital, injury to its ability to build and grow in accordance with its business plans and injury to its reputation. The RICO Action asserts claims under RICO for treble damages and claims under New York State law including tortious interference with prospective business advantage, business disparagement, prima facie tort, conspiracy, and breach of contract. Besicorp's expenses connected to this matter are being funded with monies from the Escrow Fund and any recovery, if any, will lead to a Besicorp Deferred Payment. The RICO Action has just commenced and therefore no assurances can be given as to when it will be resolved, what amounts will be funded from the Escrow Fund, whether Besicorp will prevail, and, if so, what damages it will recover.

         Old Besicorp is a party to a legal proceeding in New York Supreme Court, Ulster County, that was commenced on June 20, 1995, seeking a determination that Mr. Enowitz, a former director and executive officer of Old Besicorp, is not entitled to the 100,000 Enowitz Shares of Old Besicorp's common stock. Old Besicorp believes that such shares were forfeited when he left the employ of Old Besicorp prior to the scheduled vesting dates with respect to such shares and that, as a result, he was obligated to resell the shares to Old Besicorp. Mr. Enowitz asserts, among other things, that such vesting schedule was not applicable to him because he was disabled. Old Besicorp, among other things, disputes Mr. Enowitz's allegation that he was disabled. If the Enowitz Shares were not forfeited, Mr. Enowitz would be entitled to 4,000 shares of Besicorp Common Stock (i.e., the Disputed Shares) as a result of the prior Spin-Off.

         The shares of WOM Common Stock being issued in the Spin-Off include 4,000 shares that will be released to Mr. Enowitz with respect to the 4,000 Disputed Shares if it is determined that the Enowitz Shares were outstanding at the time of the Prior Spin-Off. If it is determined that Mr. Enowitz was not then entitled to the Enowitz Shares, the 4,000 shares of WOM Common Stock will be cancelled (which will increase the equity interest of each holder of WOM

Common Stock on a pro rata basis); otherwise the shares will be released to Mr. Enowitz. There can be no assurance as to when this dispute will be resolved or whether it will be in Mr. Enowitz's favor.

         Other than as discussed above and in "Business," Besicorp is party to various legal matters in the ordinary course of business, the outcome of which Besicorp does not believe will materially affect its operations. However, Besicorp may incur substantial legal fees and other expenses in connection with these matters. Besicorp's liabilities and rights with respect to the legal proceedings that were assumed pursuant to the Prior Contribution Agreement will be funded by the Escrow Fund. Besicorp is responsible for all expenses with respect to proceedings that were not assumed pursuant to the Prior Contribution Agreement.

         Any money Besicorp obtains from the Escrow Fund in connection with its legal proceedings will reduce the money in the Escrow Fund that would otherwise be available to WOM for the reimbursement of WOM Costs. See "--Escrow Agreement" and "--Indemnification Agreement."


                                   MANAGEMENT

Directors and Executive Officers

         Pursuant to the WOM Certificate and the WOM By-Laws, the WOM Board currently consists of two directors; however, the WOM Board is authorized to change the number of directors from time to time. Mr. Zinn currently is the sole member of the WOM Board and will serve in such capacity until his successor is elected and qualified or his earlier resignation or removal.

         Set forth below is certain information as to the individuals who are expected to serve as directors and the individuals who are expected to serve as officers of WOM following the Spin- Off.

Michael F. Zinn

         Mr. Zinn, 46, has been the Chairman of the Board, President and Chief Executive Officer of WOM since December 20, 1999, has been the President, Chief Executive Officer and Chairman of the Board of Directors of Besicorp since November 1998 and was the President, Chief Executive Officer and Chairman of the Board of Directors of Old Besicorp from its founding in 1976 until March, 1999 (except from November 1997 to May 1998). Prior to the founding of Old Besicorp, Mr. Zinn was director of a federally funded biomass-to-energy project. Prior to the above appointment, Mr. Zinn was employed in energy engineering. He has been awarded six U.S. patents. In June 1997, Mr. Zinn entered guilty pleas pursuant to a plea bargain to two felony counts in the United States District Court for the Southern District of New York in connection with the Proceeding. Mr. Zinn was fined $36,673 and sentenced to a six month term of incarceration (which commenced in November 1997 and has been completed) and a two year term (which commenced in May 1998 and was recently terminated before the scheduled end of the term) of supervised release thereafter. He resigned as Chairman of the Board, Chief Executive Officer and President of Old Besicorp in November 1997 and was reappointed to such positions in May 1998. He is a cousin of Frederic M. Zinn, an executive officer of WOM.

James E. Curtin

         Mr. Curtin, 50, has been Treasurer of WOM since December, 1999 and has been Vice President and Controller of Besicorp since November, 1998. He joined Old Besicorp as Corporate Controller in August 1995 and was appointed an executive officer of Old Besicorp with the title of Vice President and Controller in November 1997. He resigned as an officer of Old Besicorp in March 1999. Prior to joining Old Besicorp, Mr. Curtin was Director of Financial Reporting for ENSERCH Engineers and Constructors from 1994 to 1995, and held several financial management positions with Ebasco Services, Incorporated, an engineering, construction and consulting firm, from 1981 to 1994. Mr. Curtin holds a BBA in Accounting Practice from Pace University.

Frederic M. Zinn

         Mr. Zinn, 42, has been a director and the Secretary of WOM since December 1999 and has been Senior Vice President, General Counsel and Secretary of Besicorp since November, 1998. He joined Old Besicorp as a temporary executive with the title of Vice President in November 1997. He was appointed an executive officer of Old Besicorp holding the title of Senior Vice President and General Counsel in May 1998. He resigned as an officer of Old Besicorp in March, 1999. Prior to joining Old Besicorp, Mr. Zinn was the President of Zinn & Lebovic, a Professional Law Corporation, from 1992 to 1997. Before that, Mr. Zinn was General Counsel at JTE Real Estate Group, Inc. from 1989 to 1992; Associate Attorney at Palmieri, Tyler, Weiner, Wilhelm & Waldron from 1986 to 1988; and Associate Attorney at Hart, King & Coldren from 1982 to 1986. Mr. Zinn received a BA in Economics from the University of California at Davis and a JD from the UCLA School of Law. He is a cousin of Michael F. Zinn, the Chairman of the Board, Chief Executive Officer and President of WOM.

Executive compensation

         Prior to the Spin-Off, our business was maintained by Besicorp and the directors and executive officers were compensated by Besicorp. Our directors and executive officers will not receive any compensation from us for serving in such capacities. Pursuant to the Contribution Agreement, Besicorp has agreed to provide the service of its employees to us without charges; Besicorp's employees who provide services to us, including our directors and executive officers, may receive compensation for such services from Besicorp. No individuals will be full time employees of WOM. We do not intend to enter into any written employment agreements.

         We have not granted any Rights and there are no stock option, contribution, benefit or other plans for our directors, officers or employees.


                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

         The following table shows the shares of WOM Common Stock expected to be owned as of the Spin-Off by each beneficial owner of more than 5% of the WOM Common Stock upon completion of the Spin-Off, the current directors, the current executive officers and by all current directors and executive officers as a group. Except as otherwise provided in the footnotes to the table, the beneficial owners have sole voting and investment power as to all securities.


                                    Number of Shares
Name of                             of Common Stock                             Percent of Common Stock
Beneficial Owner                    Beneficially Owned (1)                      Beneficially Owned (1) (2)

Avalon                                   57,967 (3)                                     42.7% (3)
Michael F. Zinn                          70,967 (4)(5)                                  52.2% (4)(5)
The Trust                                10,000                                          7.4%
Frederic Zinn                             1,750                                          1.3%
James Curtin                                400                                           *

Current directors and
executive officers as
a group (3 persons)                      73,117 (5)                                     53.8%(5)


*  Less than 1 percent.

(1) Except as described below, such persons have the sole power to vote and direct the disposition of such shares.

(2) Assumes (i) that no shares of Besicorp Common Stock are issued or cancelled prior to the Spin-Off and (ii) that the 4,000 Disputed Shares are outstanding at the time of the Spin- Off. See "The Contribution and the Spin-Off -- Terms of the Spin-Off."

(3) Michael F. Zinn is one of the two directors of Besicorp Holdings and is its Chief Executive Officer and President. Avalon owns approximately 94.5% of the shares of Besicorp Holdings' common stock and therefore can appoint and remove the directors. The only members of Avalon are Michael F. Zinn and his wife, Valerie Zinn, who owns a nominal interest in Avalon. Michael F. Zinn is the sole manager of Avalon and therefore is the only person with power to vote or dispose of Avalon's shares of Besicorp Holdings' Common Stock.

(4)      Includes 57,967 shares held in the name of Besicorp Holdings.

(5) Includes 10,000 shares owned by the Trust established by Michael F. Zinn; Mr. Zinn disclaims beneficial ownership of these shares. Mr. Zinn is the Chairman of the Board, President and Chief Executive Officer of WOM.

         The address for each of the individuals identified above is: 1151 Flatbush Road, Kingston, New York 12401.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Airport Enterprises, which are owned by Michael F. Zinn, own and operate an airport where Besicorp's plane is maintained. Besicorp provides the administrative services required in connection with the operation of the airport and Airport Enterprises maintains Besicorp's plane and provides Besicorp with the use of the airport. Airport Enterprises owed Besicorp (as of March 31, 1999) and Old Besicorp (as of March 31, 1998) $58,675 and $47,662, respectively, net of Airport Services performed by Airport Enterprises on behalf of Besicorp and Old Besicorp. The cost of these Airport Services were recorded for Fiscal 1999 and Fiscal 1998 as $59,925 and $31,939, respectively. These sums do not bear interest. There is no specified date for the repayment of such indebtedness as Besicorp, on an annual basis, offsets against the amount owed to it by Airport Enterprises, the amount it owes to Airport Enterprises.

         Old Besicorp paid legal expenses incurred by it and certain directors, officers, employees and their spouses in connection with the Proceeding the Lichtenberg Litigation and the Bansbach Litigation. In part, such payments constituted, pursuant to applicable law and governing documents, advances by Old Besicorp of certain legal expenses on behalf of certain officers and directors in connection with these matters. These officers and directors are obligated to repay amounts paid by Old Besicorp on their behalf in certain circumstances.

         As of March 31, 1999 and 1998, such advances on behalf of Michael F. Zinn in connection with the Proceeding equaled $338,517. Of such sum, Mr. Zinn agreed to reimburse $186,000 to Old Besicorp, subject to a determination as to whether such reimbursement is required by the NYBCL, and as of December 31, 1998, he had reimbursed $45,000 to Old Besicorp. In January 1999, after the receipt of a report from independent legal counsel addressing the propriety under the NYBCL and Old Besicorp's by-laws of indemnifying Mr. Zinn, a committee of the Old Besicorp Board (composed of independent directors) determined that Mr. Zinn was entitled to full indemnification with respect to the Proceeding. This committee (i) authorized the repayment to Mr. Zinn of the $36,673 fine he had paid and the refund of $45,000 he had previously reimbursed Old Besicorp;
(ii) acknowledged that Mr. Zinn had no further obligations with respect to the remaining $141,000 (of the $186,000) Mr. Zinn had, subject to a determination as the propriety of indemnification, agreed to reimburse Old Besicorp; and (iii) authorized the reimbursement of Mr. Zinn for the legal fees and expenses (approximately $39,180) which had been incurred by third parties in connection with the Proceeding and which had been paid by him. All such reimbursements were made during the fourth quarter of Fiscal 1999 and any related receivables were written off and charged to expenses during that period. In addition, Old Besicorp made additional payments of legal fees and disbursements of approximately $497,000 in connection with the Proceeding on behalf of directors, officers and employees (and spouses) of Old Besicorp (including certain amounts incurred on behalf of Old Besicorp) who were defendants or actual or potential witnesses in this matter.

         In connection with the Lichtenberg Litigation, Old Besicorp had made payments as of March 31, 1999 of approximately $829,168 in the aggregate in legal fees and disbursements on behalf of Old Besicorp, Mr. Zinn and other directors and/or officers of Old Besicorp.

         In connection with the Bansbach Litigation, Old Besicorp had made payments as of March 31, 1999 of approximately $155,085 in the aggregate in legal fees and disbursements on behalf of Old Besicorp, Mr. Zinn, and other directors and officers of Old Besicorp.

         Neither Besicorp nor WOM has advanced any monies with respect to the Proceeding, the Lichtenberg Litigation or Bansbach Litigation. If there is a final judgment adverse to the defendants in the Bansbach Litigation, Mr. Zinn may be required to repay his advances in connection with the Proceeding, and it is possible that certain individuals would be required to reimburse Old Besicorp for certain of its payments. As a result of the Prior Contribution Agreement and the Contribution Agreement, the right to receive such repayments and reimbursements has been assigned to WOM and thus we would be the recipient.


                                   THE MERGER

         The Plan of Merger provides that, upon the terms and subject to the satisfaction or waiver of numerous conditions set forth therein, including the effectuation of the Spin-Off (unless the Bansbach Litigation is not pending), Acquisition Corp. will be merged with and into Besicorp, the separate corporate existence of Acquisition Corp. will cease and Besicorp will continue as the

Surviving Corporation. The Merger will become effective upon the Effective Date, which is the date of the filing of the Certificate of Merger with the Secretary of State of the State of New York or, if later, the date specified in the Certificate of Merger in accordance with the NYBCL. The Spin-Off Record Date is expected to be the same day as the Effective Date.

         Pursuant to the Plan of Merger, at the Effective Date

         o each share of Acquisition Corp.'s common stock issued and outstanding immediately prior to the Effective Date will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation (with the result that Parent will own all of the stock of the Surviving Corporation),

         o each Outside Participating Shareholders' Share (i.e., each share of Besicorp Common Stock issued and outstanding on the Effective Date (other than shares then held by the Buyer and by Dissenters)) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration upon surrender of his Besicorp Stock Certificates;

         o each share of Besicorp Common Stock held by the Buyer will be cancelled without receipt of the Merger Consideration and

         o the Dissenters will be entitled to the appraised value of their shares of Besicorp Common Stock.

                        DESCRIPTION OF THE CAPITAL STOCK

         The summary of the terms of the stock of WOM set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the WOM Certificate and the WOM By-Laws.

Authorized Capital Stock

         Under the WOM Certificate, the total number of shares of all classes of stock that we have authority to issue is 250,000 shares, all of which are shares of WOM Common Stock. After giving effect to the distribution of the shares of WOM Common Stock pursuant to the Spin-Off, there will be approximately 135,886 shares of WOM Common Stock outstanding assuming (i) that no shares of Besicorp Common Stock are issued or cancelled prior to the Spin-Off and (ii) that the 4,000 Disputed Shares are outstanding at the time of the Spin-Off.

Common Stock

         Holders of WOM Common Stock will be entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors, and, except as otherwise required by law, the holders of such shares will possess all of our voting power. The WOM Certificate does not provide for cumulative voting for the election of directors. Thus, under the NYBCL, the holders of more than one-half of the outstanding shares of WOM Common Stock will be able to elect all of the members of the WOM Board and holders of the remaining shares will not be able to elect any director. Subsequent to the completion of the Spin- Off, Mr. Zinn and the Trust will own approximately 44.9% and 7.4%, respectively, of the then outstanding shares of WOM Common Stock and, if they were to vote their shares in the same manner, will be able to elect all of the members of the WOM Board and exercise substantial influence over the outcome of any issues which may be subject to a vote of our shareholders.

         Holders of shares of WOM Common Stock will be entitled to receive dividends on such stock out of assets legally available for distribution when, as and if authorized and declared by the WOM Board and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up. We do not currently anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

         The outstanding shares of WOM Common Stock are, and the shares of WOM Common Stock being distributed pursuant to the Spin-Off will be, when issued, fully paid for and (subject to any liability imposed by Section 630 of the NYBCL) nonassessable. Holders of WOM Common Stock will have no preemptive rights. Under Section 630 of the NYBCL, our ten largest shareholders are personally liable for unpaid wages and debts to our employees unless our capital stock is listed on a national securities exchange or regularly quoted in an over -the-counter market by one or more members of a national or an affiliated securities association. We do not currently intend to have our capital stock so listed or quoted. However, we have no employees and Besicorp has agreed to provide us without charge with the services of its employees.

         Shares of WOM Restricted Stock will be issued to holders of Restricted Shares. Shares of WOM Restricted Stock are shares of WOM Common Stock. However, shares of WOM Restricted Stock are subject to the same restrictions upon transferability as the Restricted Shares for which they were issued. Therefore, shares of WOM Restricted Stock will be held in escrow by Besicorp along with the Restricted Shares. When a Restricted Share vests or is forfeit, the share of WOM Restricted Stock issued as a dividend will vest or be forfeit. The Independent Directors' Restricted Shares' restrictions upon transferability will lapse, and thus such shares will vest, upon the effectuation of the Merger. Therefore the shares of WOM Restricted Stock issued as a dividend with respect to the Independent Directors' Restricted Shares also will vest upon the effectuation of the Merger, which is likely to occur on the same day as the Spin-Off. However, the Management Restricted Shares' restrictions upon transferability will not lapse, and thus such shares will not vest, upon the effectuation of the Merger. Therefore the restrictions on transferability on the shares of WOM Restricted Stock issued as a dividend with respect to the Management Restricted Shares will continue after the Merger.

Certain effects of authorized and unissued stock

         There will be, after the completion of the Spin-Off, approximately 114,114 unissued and unreserved shares of WOM Common Stock, assuming (i) that no shares of Besicorp Common Stock are issued or cancelled prior to the Spin-Off and (ii) that the 4,000 Disputed Shares are outstanding at the time of the Spin-Off. These additional shares may be issued for a variety of corporate purposes, including future public or private offerings to raise additional capital or facilitate acquisitions. They may be granted to officers and employees in lieu of compensation. They may be issued to Mr. Zinn and his affiliates. The WOM Board could authorize, without having to obtain approval of the shareholders, any such issuance. Such issuances would reduce the share of the Bansbach Litigation proceeds if any, that the current shareholders would receive (except to the extent they receive such shares of WOM Common Stock). We do not currently intend to issue additional shares of WOM Common Stock.

         DESCRIPTION OF CERTAIN STATUTORY, CHARTER AND BY-LAW PROVISIONS

New York Anti-Takeover Law

         New York corporations are subject to the provisions of Section 912 of the NYBCL for so long as they have a class of securities registered under
Section 12 of the Exchange Act and continue to be organized as corporations under the laws of the State of New York. Section 912 provides, with certain exceptions, that a New York corporation shall not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock or assets) with any Interested Shareholder for a period of five years from the date that such person first became an Interested Shareholder unless the transaction resulting in a person becoming an Interested Shareholder or the business combination was approved by the Board of Directors of such corporation prior to that person becoming an Interested Shareholder. After the end of such five year period, generally the Interested Shareholder may engage in a business combination only if (a) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such Interested Shareholder or (b) the business combination meets certain valuation and consideration requirements for the stock of such corporation. We, as permitted by the NYBCL, have elected in the WOM Certificate to opt out of this section of the NYBCL with the result that the restrictions on business combinations do not apply to us.

Number of Directors; Removal; Vacancies

         The WOM By-Laws provides that initially there shall be one director and thereafter the number of directors shall be determined from time to time by the majority of the WOM Board. At present WOM has two directors. The WOM By-Laws provide that the WOM Board shall have the right to fill vacancies, including vacancies created by expansion of the WOM Board, except for vacancies resulting from the removal of a WOM director by the shareholders.

         The WOM Certificate provides that our directors may be removed with or without cause by our shareholders by the affirmative vote of the holders of at least a majority of the voting stock. In addition, our directors may be removed with cause by the WOM Board.

Shareholder action by written consent; Special Meetings

         The WOM Certificate provides that any action required or permitted to be taken by our shareholders at a duly called meeting of our shareholders may be effected by any consent in writing of such shareholders, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

         Special meetings of our shareholders may be called by the WOM Board or our president and shall be called by our president or secretary after receipt of the written request of a majority of the WOM Board or shareholders owning a majority of the issued and outstanding shares of WOM Common Stock.

Amendment of By-Law Provisions

         The WOM By-Laws provide that either the shareholders or, with certain limitations, the WOM Board may adopt, amend, or repeal any provision of the WOM By-Laws.

Transfer Agent and Registrar

         The transfer agent and registrar for WOM Common Stock will be Continental Stock Transfer & Trust Company, which also is the Distribution Agent for the Spin-Off, the paying agent with respect to the Merger Consideration and the escrow agent for the Enowitz Shares and the Disputed Shares.


             LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by the NYBCL, the WOM Certificate provides (in the WOM Certificate Provision) that no director shall be personally liable to us or any of our shareholders for damages for any breach of duty as a director unless a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the NYBCL. No amendment to or repeal of the WOM Certificate Provision shall apply to or have any effect on the liability or alleged liability of any of our directors for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

         This provision is intended to afford directors protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. As a result of the inclusion of such provision, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

         The WOM By-laws also provide that directors and officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law, which generally requires that the individual have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, provided that the Covered Person shall not agree to any settlement which imposes liability on the Covered Person or the Corporation without our consent (which consent shall not be unreasonably withheld), and provided, further no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to him or her established that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

         We do not maintain any officers or directors liability insurance.


                     LISTING AND TRADING OF WOM COMMON STOCK

         There is currently no existing trading market for WOM Common Stock. We have no intention of taking any action to make it possible to trade shares of WOM Common Stock. We have not applied for and currently do not intend to apply for listing of the WOM Common Stock on an Exchange and the WOM Common Stock does not meet the listing requirements of any Exchange. WOM Common Stock may be traded on the OTC Electronic Bulletin Board, a screen-based trading system operated by the National Association of Securities Dealers, Inc. Securities traded on the OTC Electronic Bulletin Board are, for the most part, thinly traded. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price, if any, prevailing from time to time. Nevertheless, sales of significant amounts of WOM Common Stock in the public market, or the perception that such sales may occur, may adversely affect prevailing market prices.

         The shares of WOM Common Stock to be received by holders of Besicorp Common Stock in the Spin-Off will be freely transferable, unless (i) a holder is deemed to be an "affiliate" of WOM under the Securities Act or (ii) the holder's shares of Besicorp Common Stock were "restricted stock" (i.e., contained a legend indicated that they were restricted under the Securities Act), in which case the same restrictions would apply to shares of WOM Common Stock issued in the Spin-Off. Persons who may be deemed our affiliates after the Spin-Off generally include individuals or entities that control, are controlled by, or are under common control with us and may include certain of our officers and directors. Persons who are our affiliates and holders of "restricted stock" will be permitted to sell their shares of WOM Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

         Upon completion of the Spin-Off, we will have approximately 135,886 shares of issued and outstanding WOM Common Stock. We estimate that we will initially have approximately 340 shareholders of record, based on the number of shareholders of record of Besicorp as of March 6, 2000. Of these shares, approximately 135,886 will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates may generally only be sold in compliance with the limitations of Rule
144. The remaining shares of WOM Common Stock will be restricted shares within the meaning of Rule 144 under the Securities Act. We have not agreed to register any of these shares under the Securities Act for sale by the holders thereof.

                            EXPENSES OF THE SPIN-OFF

         Besicorp shall pay all of the costing and expenses of the Spin-Off incurred on, before or following the Spin-Off Record Date, including the cost of preparing the Registration Statement and distributing this Information Statement and shall seek reimbursement for such costs and expenses form the Escrow Fund. See "Relationship between WOM and Besicorp after the Spin- Off -- Escrow Agreement."


                             INDEPENDENT ACCOUNTANTS

         The WOM Board appointed CC&C as our independent accountants to audit our financial statements for Fiscal 2000. CC&C audited the financial statements that appear in this Information Statement and served as Besicorp's auditors throughout the periods covered by the financial statements included in this Information Statement. On or about March 15, 2000, WOM dismissed CC&C as its principal outside accountant. None of CC&C's reports on WOM's financial statements during any of the past two years contained an adverse opinion or a disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was not recommended or approved by the Board. During WOM's two most recent fiscal years and all subsequent interim periods preceding the dismissal there were no disagreements with CC&C on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of CC&C, would have caused it to make a reference to the subject matter of the disagreement in connection with any of its reports. On March 15, 2000, WOM engaged Urbach Kahn & Werlin P.C. as its principal accountant to audit WOM's financial statements.


                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on the WOM Common Stock and do not anticipate cash dividends in the foreseeable future. The declaration and payment of dividends is at the discretion of the WOM Board and will be subject to our financial results and the availability of surplus funds to pay dividends. The NYBCL prohibits us from paying dividends or otherwise distributing funds to our shareholders, except out of legally available funds.

                 INDEX TO THE FINANCIAL STATEMENTS OF WOM, INC.


Index to the Financial Statements of WOM, Inc...........................................................     F-1

Independent Auditors' Report............................................................................     F-2

Balance Sheet as of December 31, 1999...................................................................     F-3

Notes to Financial Statements...........................................................................     F-4

Unaudited Pro Forma Financial Information...............................................................     F-9


                        CITRIN COOPERMAN & COMPANY, LLP
                          Certified Public Accountants
                          529 Fifth Avenue, Tenth Floor
                               New York, NY 10017

                                  212-697-1000




                          Independent Auditors' Report


TO THE SHAREHOLDER OF WOM, INC.


We have audited the accompanying balance sheet of WOM, Inc. as of December 31, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of WOM, Inc., as of December 31, 1999, in conformity with generally accepted accounting principles.


                                        /s/ Citrin Cooperman & Company, LLP
                                            CITRIN COOPERMAN & COMPANY, LLP


December 31, 1999
New York, New York

                                   WOM, INC.
                                 BALANCE SHEET
                               December 31, 1999


    ASSETS

Cash                                                            $          100
                                                                           ---


              STOCKHOLDER'S EQUITY

Common stock, $.01 par value,
      250,000 shares authorized,
      100 shares issued                                         $            1
Additional paid in capital                                                  99
                                                                           ---
                                                                $          100
                                                                           ===

See accompanying notes to balance sheet.

                                    WOM, INC.
                             NOTES TO BALANCE SHEET

NOTE 1 ORGANIZATION

WOM, Inc. ("WOM") was incorporated in December 1999 by Besicorp Ltd. ("Besicorp"), by the contribution of $100 exchange for 100 shares of WOM common stock in order to effectuate a spin-off prior to the merger of Besicorp. WOM was established in order to permit the named plaintiff in the Bansbach Litigation to remain eligible to maintain the Bansbach Litigation (see Note 2).


NOTE 2 BANSBACH LITIGATION

The Bansbach Litigation is a shareholder derivative action that was commenced in August 1997 by John Bansbach who was seeking to recover certain legal fees and expenses paid by Besicorp Group Inc. ("Old Besicorp") to or on behalf of certain officers and directors of Old Besicorp in connection with the Proceeding (as defined below).

The Proceeding is an action that was brought in the United States District Court for the Southern District of New York in connection with contributions to the 1992 election campaign of Congressman Maurice Hinchey. In connection with the Proceeding, in June 1997, Old Besicorp and Michael F. Zinn (then the Chairman of the Board, President and Chief Executive Officer of Old Besicorp and currently the Chairman of the Board, President and Chief Executive Officer of Besicorp and the Chairman of the Board, President and Chief Executive Officer of WOM), each entered a guilty plea to one count of causing a false statement to be made to the Federal Election Commission and one count of filing a false tax return. As a result of such pleas, Old Besicorp was fined $36,400, and Mr. Zinn was fined $36,673 and sentenced to a six-month term of incarceration (which commenced in November 1997 and has been completed), and a two-year term (which commenced in May 1998 and was recently terminated before the scheduled end of the term) of supervised release thereafter. He resigned as Chairman of the Board, President and Chief Executive Officer of Old Besicorp in November 1997 and was reappointed to such positions in May 1998.

Old Besicorp paid certain legal expenses incurred by certain officers and directors in connection with the Proceeding. As of March 31, 1999 and 1998, the amounts paid on behalf of Michael F. Zinn in connection with the Proceeding equaled $338,517. In addition, Old Besicorp reimbursed him for the legal fees and expenses (approximately $39,180) which had been incurred by third parties in connection with the Proceeding and which had been paid by him. In addition, Old Besicorp paid additional legal fees and disbursements of approximately $742,576 incurred in connection with the Proceeding by Old Besicorp, certain directors, officers, and employees and their spouses who were defendants or actual or potential witnesses in this matter. The officers and directors agreed to repay amounts paid by Old Besicorp on their behalf in certain circumstances.

In August 1997, after Old Besicorp and Mr. Zinn had entered their pleas, Mr. Bansbach commenced the Bansbach Litigation. Old Besicorp was named as a nominal defendant in this shareholder derivative action and the other named defendants either were officers and/or directors of Old Besicorp at the time of the alleged acts (or omissions) for which the plaintiff seeks relief or became officers and/or directors of Old Besicorp afterwards. The plaintiff sought to hold the defendants other than Old Besicorp liable to Old Besicorp for: (a) all sums advanced to or on behalf of Michael F. Zinn in connection with his defense of the Proceeding; (b) all sums advanced to or on behalf of Michael Daley, who at the time was the Vice President, Chief Financial Officer and Corporate Secretary of Old Besicorp (and who is currently a director, Executive Vice President and Chief Financial Officer of Besicorp) and was subpoenaed for information in connection with the Proceeding; (c) all legal expenses, costs and fines incurred by Old Besicorp itself in connection with the Proceeding; (d) all harm to Old Besicorp's reputation and goodwill resulting from the Proceeding; (e) punitive damages; and (f) plaintiffs attorneys' fees, costs and expenses. If Bansbach ultimately prevails on all of his claims, the Bansbach Litigation could result in the recovery of approximately $1 million, excluding interest and punitive damages.

The trial court dismissed the action, stating that the plaintiff had failed to make the requisite pre-suit demand upon the Old Besicorp Board and had failed to demonstrate that such a demand would be futile. The plaintiff appealed this decision. On February 4, 1999, the Appellate Division reversed the trial court's dismissal and reinstated the action finding that the bare allegations of the complaint sufficiently alleged that a pre-suit demand on the Old Besicorp Board would have been futile.

By this time, Old Besicorp had entered into an agreement to merge with another company and to distribute certain of its businesses to Besicorp Ltd. (the "Prior Plan of Merger") and on March 1, 1999 Old Besicorp distributed proxy materials for a special meeting of its shareholders to adopt the Prior Plan of Merger. The meeting was scheduled for March 19, 1999 and it was contemplated that if the Prior Plan of Merger was approved by Old Besicorp shareholders the Prior Merger would occur shortly afterwards. Effectuation of the Prior Merger would adversely affect the Bansbach Litigation and the Lichtenberg Litigation.

On March 5, 1999, James Lichtenberg and Mr. Bansbach commenced litigation (the "March Litigation") by filing a complaint (the "March Complaint"). The March Complaint alleged that (i) the proxy statement sent to Old Besicorp's shareholders in connection with the meeting of Old Besicorp's shareholders to adopt the Prior Plan of Merger was materially misleading because it failed to adequately disclose all available material information regarding the effect of the Prior Merger on the two Derivative Litigations, i.e., the Bansbach Litigation and the Lichtenberg Litigation; (ii) the Prior Merger was intentionally structured to accomplish the termination of the Derivative Litigation; and (iii) Old Besicorp and its directors breached their fiduciary duty by (a) intentionally structuring the Prior Merger so as to cause the termination of the Derivative Litigation, (b) failing to retain independent counsel to act on behalf of Old Besicorp's minority shareholders, (c) failing to retain an independent investment banker to opine on the fairness of the Prior Merger to Old Besicorp's minority shareholders, (d) failing to form an independent committee to ensure that the Prior Merger was fair to and in the best interests of Old Besicorp's minority shareholders, and (e) providing for a

$1 million bonus to Mr. Zinn and a $500,000 bonus to Mr. Daley, which the March Complaint deemed to be excessive and/or unwarranted compensation.

The March Complaint sought injunctive relief directing full disclosure of the financial impact on Old Besicorp's shareholders of the termination of the Derivative Litigation and full disclosure of the alleged intentional structuring of the Prior Merger to cause the termination of the Derivative Litigation. The March Complaint also sought an order directing that the Derivative Litigation be transferred to Besicorp, that the Prior Merger Consideration payable to Mr. Zinn and two former directors and executive officers of Old Besicorp, Martin E. Enowitz and Steven I. Eisenberg, for their shares of Old Besicorp's common stock (which are subject to the Lichtenberg Litigation) be held in escrow, and that certain amounts at issue in the Bansbach Litigation be held in escrow pending final adjudication of the respective actions. The March Complaint also sought unspecified money damages.

On March 18,  1999,  the  District  Court  entered an order (the  "Prior  Merger
Order") which required Old Besicorp to assign the contingent assets and/or liabilities comprising Old Besicorp's interests in the Derivative Litigation to Besicorp before the Prior Merger. The Prior Contribution Agreement effected Old Besicorp's assignment of the contingent assets and/or liabilities comprising Old Besicorp's interests in the Derivative Litigation to Besicorp. The Prior Merger Order also required (i) defendants Messrs. Zinn, Eisenberg and Enowitz to take no action to place the Prior Merger Consideration they would receive in the Prior Merger beyond the reach of the United States courts so as to render the defendants unable to satisfy any judgment which may be rendered in the Lichtenberg Action; and (ii) the plaintiffs to post a bond in the amount of $100,000 within seven days of the date of the order, which bond was posted. Besicorp filed a motion for reconsideration of the Prior Merger Order and the District Court in June 1999 denied this motion (the "June Order"). Besicorp appealed the Prior Merger Order and the June Order to the United States Court of Appeals for the Second Circuit. Lichtenberg and Bansbach moved to dismiss the appeal, in part or in whole, based on non-substantive issues concerning the timeliness of the appeal with respect to the Prior Merger Order and the June Order. On February 17, 2000, the Second Circuit issued a decision consisting of a majority opinion and a dissenting opinion. The majority opinion granted the motion to dismiss the appeal as to the Prior Merger Order but not as to the June Order. The dissenting opinion found that the appeal was timely as to the Prior Merger Order. Besicorp intends to move for rehearing en banc of the decision granting, in part, the motion to dismiss the appeal.

Prior to the Spin-Off, the Bansbach Litigation was a Besicorp Assumed Matter and Besicorp's costs were funded from the Escrow Fund; following the Spin-Off WOM's costs will be funded from the Escrow Fund. The parties to the Bansbach Litigation are currently engaged in the discovery process.

The Prior Merger Order did not provide for the occurrence following the Prior Merger of a transaction such as the proposed merger of Besicorp Ltd. and Besi Acquisition Corp. (the "Merger"). The effectuation of the Merger ordinarily would adversely affect the named plaintiffs ability to maintain the Bansbach Litigation in a manner similar to that which the Prior Merger Order had attempted to prevent. If Besicorp did not effectuate the Spin-Off, consummation of the Merger would cause the plaintiff in the Bansbach litigation to lose his status as a shareholder of Besicorp, and therefore would cause him to lose his right to prosecute the Bansbach Litigation. Besicorp believed that in order to adhere to the intent of the Prior Merger Order, Besicorp should assign to WOM the interests in the Bansbach Litigation that Besicorp had received from Old Besicorp; by assigning to WOM pursuant to the Spin-Off the interests in the Bansbach Litigation Besicorp had received from Old Besicorp pursuant to the Prior Merger Order (subject to WOM's agreement to return such interests upon the occurrence of a Prior Merger Order Reversal), the plaintiff should retain standing to maintain the Bansbach Litigation. The Lichtenberg Litigation is not being assigned to WOM because the complaint in the Lichtenberg Litigation has been dismissed.

WOM has been assigned the contingent assets comprising Old Besicorp's interests in the Bansbach Litigation that Besicorp received from Old Besicorp as a result of the Prior Merger Order. WOM's management believes that these contingent assets generally consist of any recovery to which Old Besicorp would be entitled as a result of the resolution of the Bansbach Litigation. However, WOM is under no obligation to prosecute the action or to assist the plaintiff, financially or otherwise, in his prosecution of the Bansbach Litigation and WOM has no intention of providing any assistance to the plaintiff. WOM does, however, intend to defend itself from liability to the extent WOM deem appropriate.

WOM has also assumed the contingent liabilities comprising Old Besicorp's interests in the Bansbach Litigation that Besicorp received from Old Besicorp as a result of the Prior Merger Order. WOM's management believes that these contingent liabilities generally consist of any damages for which Old Besicorp would be liable as a result of the resolution of the Bansbach Litigation. Therefore WOM intends to defend itself from liability to the extent it deems appropriate. Reimbursements for the costs of defending itself will be sought from the Escrow Fund. In addition, if WOM is required to pay damages, WOM expects to seek the money to pay such damages from the Escrow Fund unless the judgment prohibited such reimbursement; if any of the other defendants in the Bansbach Litigation, are required to pay damages WOM anticipates that it will indemnify them and seek the money for such indemnification from the Escrow Fund unless either (i) the judgment prohibited such indemnification or (ii)
indemnification is impermissible under the NYBCL. However, there can be no assurance that such amounts will be available from the Escrow Fund or that WOM will be entitled to receive any such monies from the Escrow Fund.

Since the Bansbach Litigation is a shareholder derivative action, if damages are paid by WOM or any other defendant, WOM should be the recipient. However, monies may be deducted for the fees and expenses of the plaintiff's attorneys. It is likely that if WOM receives any amounts, these amounts will be distributed to the holders of WOM Common Stock (except to the extent a court otherwise orders) shortly afterward and that WOM will then be liquidated. In addition, if at any time the Bansbach Litigation is decided in favor of the defendants, or if the Prior Merger Order is reversed, WOM will then be liquidated.

NOTE 3 OPERATIONS

On account of WOM's very limited activities, WOM has no full-time employees and no offices. WOM is not compensating its officers and directors, each of whom is also an officer or director of Besicorp, for the services they render on WOM's behalf. Besicorp has agreed in the Contribution Agreement to provide WOM with the services of its employees and to allow WOM to use its offices free of charge to the extent that WOM determines is reasonably necessary and for as long as WOM shall seek such services and the use of such offices. It is not anticipated that the value of these services will be material. Should the value become significant, then appropriate charges will be made. WOM has no suppliers, no customers, and, except for WOM's interest in the Bansbach Litigation, WOM is party to no litigation. WOM has no foreign operations and WOM's operations are not subject to any U.S., state, foreign or local laws or regulations (other than those generally applicable to public corporations).


NOTE 4 CAPITAL STOCK

Prior to the completion of the Besicorp Ltd. merger, WOM will issue, to Besicorp Ltd. to the extent necessary and in addition to the 100 shares of WOM Common Stock currently outstanding and held by Besicorp Ltd., the number of shares of WOM Common Stock necessary so that Besicorp Ltd. can distribute one share of WOM Common Stock for each share of Besicorp Ltd. common stock outstanding (assumed to be approximately 135,886 shares).

NOTE 5 ESCROW FUND (UNAUDITED)

In connection with the Prior Merger, Old Besicorp deposited $6.5 million into the Escrow Fund pursuant to the Escrow Agreement. The Escrow Fund initially served to fund claims for BGI Monitoring Costs, BGI Indemnity Claims and Litigation Costs, which included the Bansbach Litigation. Therefore, in order to provide that the Bansbach Litigation is still covered by the Escrow Fund after the Spin-Off, the Escrow Agreement was amended by the Escrow Agreement Amendment (effective as of the Spin-Off): (i) to provide, by funding claims for WOM Costs, that WOM shall be provided from the Escrow Fund with its reasonable expenses (up to $35,000 per annum) in connection with maintaining WOM's existence, complying with the Exchange Act and the rules and regulations promulgated thereunder, and such other matters as may be reasonably necessary to permit the Bansbach Litigation to continue and (ii) to provide that the Bansbach Litigation will still be covered by the Escrow Agreement following the Spin-Off. In addition, BGI Parent remains entitled to reimbursements for BGI Monitoring Costs and BGI Indemnity Claims and Besicorp remains entitled to reimbursement for Litigation Costs. As of March 7, 2000, as a result of permitted releases aggregating approximately $583,065 and after giving effect to interest income aggregating approximately $187,394, the Escrow Fund contained approximately $6.10 million.

                                    WOM, INC.
                             PRO FORMA BALANCE SHEET
                                December 31, 1999

                                                         Historical                Adjustments              Pro Forma
                    ASSETS                               -----------               -----------              ---------
                    ------
Cash                                                      $ 100                      $  0                  $  100
                                                            ---                        ---                    ---
                                                          $ 100                      $  0                  $  100
                                                            ===                        ===                    ===


              STOCKHOLDER'S EQUITY

Common stock                                              $   1                      $1,358 (1,2)           $ 1,359


Additional paid in capital                                   99                         (99) (2)                  0

Deficit                                                       0                      (1,259) (2)             (1,259)
                                                            ---                       -----                   ------
                                                         $  100                      $    0                 $   100
                                                            ===                       =====                   ======

See accompanying notes to pro forma balance sheet.

                                    WOM, INC.
                        NOTES TO PRO FORMA BALANCE SHEET
                                December 31, 1999


(1) Upon the merger of the parent company, Besicorp Ltd. will declare the distribution of one share of WOM, Inc. for each share of Besicorp Ltd. common stock outstanding. Based on the number of outstanding shares at December 31, 1999, approximately 135,886 shares of WOM, Inc. common stock will be distributed. The outstanding shares reconciles with the outstanding shares of Bisicorp Ltd. at December 31, 1999 as follows:

     Outstanding shares at December 31, 1999                      136,382
     Less:  Treasury Stock at December 31, 1999                      (400)
     Less:  Share forfeited with respect to employee
       stock grants after December 31, 1999                          (100)
     Aggregate of fractional shares issued subsequent
      to December 31, 1999 in connection with the spin-
      off of Besicorp Ltd.                                              4
                                                                  -------
                                                                  135,886
                                                                  =======

(2) Excess par value of shares to be issued over capital contributed will be charged to additional paid in capital and deficit.

(3) WOM is expected to have only very limited activities, no full-time employees and no offices. WOM is not compensating its officers and director, each of whom is also an officer or director of Besicorp, for the services they render on WOM's behalf. Besicorp Ltd. has agreed in the Contribution Agreement to provide WOM with the services of its employees and to permit the Company to operate from its corporate headquarters free of charge to the extent that WOM determines is reasonably necessary and for as long as WOM shall seek such services and the use of such space. Because these activities will have an immaterial effect, no proforma operations have been presented. Other expenses of the ongoing litigation are expected to be reimbursed from the Escrow Fund.

(4) The accounting for this transfer of assets and liabilities represents a reorganization of companies under common control and, accordingly, all assets and liabilites will be reflected at their historical cost basis.

                                   APPENDIX 1


Acquisition Corp. means Besi Acquisition Corp., a New York corporation and a wholly owned subsidiary of Parent.

Airport Enterprises mean entities owned by Michael F. Zinn that own and operate the airport where Besicorp's plane is maintained.

Airport Services mean airport usage and plane services performed by Airport Enterprises on behalf of Besicorp and Old Besicorp.

Avalon means Avalon Ventures, LLC, a limited liability company organized under the laws of Virginia. The only members of Avalon are Michael F. Zinn and his wife, Valerie Zinn, who owns a nominal interest in Avalon

Bansbach Litigation means a shareholder derivative action commenced in August 1997 in the New York Supreme Court, Ulster County, entitled John Bansbach v. Michael F. Zinn, Michael J. Daley, Gerald A. Habib, Harold Harris, Richard E. Rosen, and Besicorp Group Inc., Index No. 97-2573.

Besicorp means Besicorp Ltd.

Besicorp Assumed Matters means the Existing Litigation and other matters to be prosecuted or defended by Besicorp pursuant to the Indemnification Agreement.

Besicorp Board means the Board of Directors of Besicorp.

Besicorp Common Stock means the common stock, par value $.01 per share, of Besicorp.

Besicorp Deferred Payment Right means the right to Besicorp Deferred Payments.

Besicorp Deferred Payments mean the Deferred Payments and the Escrow Fund Payments.

Besicorp Holdings means Besicorp Holdings, Ltd., a New York corporation.

Besicorp Stock Certificates mean the certificates evidencing ownership of shares of Besicorp Common Stock.

BGI Acquisition means BGI Acquisition Corp., a wholly owned subsidiary of BGI Parent.

BGI Indemnity Claims means all claims for indemnity made by BGI Parent pursuant to the Indemnification Agreement, including any claims of BGI Parent with respect to the Besicorp Assumed Matters arising from the failure of Besicorp to diligently prosecute or defend such

Besicorp Assumed Matters, BGI Monitoring Costs and any payment of fees and expenses of the payment agent pursuant to the Prior Plan of Merger.

BGI Monitoring Costs means BGI Parent's out-of-pocket expenses (not to exceed $40,000 per year) incurred if it is represented by counsel with respect to the Besicorp Assumed Matters and the Bansbach Litigation.

BGI Parent means BGI Acquisition LLC.

Buyer means Parent and Acquisition Corp.

Cash Merger Consideration means $8 million divided by the Total Shares.

CC&C means Citrin Cooperman & Company, LLP.

Certificate of Merger means a certificate of merger executed by Besicorp and Acquisition Corp.

Closing means the consummation of the transactions contemplated by the Plan of Merger.

Code means the Internal Revenue Code of 1986, as amended.

Continental means Continental Stock Transfer & Trust Co., the transfer agent for Besicorp and WOM.

Contributed Assets mean the interests in the Bansbach Litigation that Besicorp received pursuant to the Prior Contribution Agreement as a result of the Prior Merger Order (subject to WOM's agreement to return such interests if a Prior Merger Order Reversal occurs)

Contribution means the contribution of the Contributed Assets to WOM pursuant to the Contribution Agreement.

Contribution Agreement means the Contribution and Distribution Agreement to be dated the date of the Spin-Off by and between Besicorp and WOM.

Deferred Payments mean the additional cash payments, if any, to be paid by the Surviving Corporation equal to (i) the sum of all additional amounts received by Besicorp which are required to be paid pursuant to the Plan of Merger to the Outside Participating Shareholders (net of corporate taxes for such amounts) divided by (ii) the number of Outside Participating Shareholders' Shares.

Derivative Litigation means the Bansbach Litigation and the Lichtenberg Litigation.

Disputed Shares means the 4,000 shares of Besicorp Common Stock held in the name of Martin

Enowitz but are being held in escrow pending resolution of the dispute regarding the ownership of these shares.

Dissenter means any shareholder of Besicorp who wishes to object to the Merger and complies with the procedures set forth in Sections 623 and 910 of the NYBCL.

Dissenters' Shares means the shares of Besicorp Common Stock held by Dissenters on the Spin- Off Record Date.

Distributed Businesses means Old Besicorp's photovoltaic and independent power development businesses.

Distribution means a dividend of one share of WOM Common Stock immediately prior to the Merger for each share of Besicorp Common Stock outstanding on such date.

Distribution Agent means Continental as the distribution agent for the Spin-Off.

Effective Date means the date of filing of the Certificate of Merger with the Secretary of State of the State of New York in accordance with the NYBCL or at such later time as provided in such Certificate of Merger.

EIR means Energy Investment Research Inc.

Enowitz Shares means 100,000 shares of Old Besicorp's common stock held of record by Martin Enowitz.

Entitled Holders mean the holders of Besicorp Common Stock as of the Spin-Off Record Date.

Escrow Agent means Robinson Brog as the escrow agent pursuant to the Escrow Agreement.

Escrow Agreement means the escrow agreement entered into on March 22, 1999 by Besicorp and certain other parties as amended or to be amended by the Escrow Agreement Amendment.

Escrow Agreement Amendment means Amendment No. 1 to the Escrow Agreement, dated as of February 23, 2000, to be effective as of the date of the Spin-Off, by and between Besicorp, WOM and certain other parties.

Escrow Fund means monies held by the Escrow Agent pursuant to the Escrow Agreement.

Escrow Fund Determination Procedure means the Escrow Agent's receipt of (i) the joint written direction of BGI Parent, WOM and Besicorp to release funds from the Escrow Fund, (ii) a written instrument representing a final and non-appealable order with respect to the disposition of funds from the Escrow Fund issued by an arbitrator or (iii) a certified copy of a final and non-appealable judgment of a court of competent jurisdiction directing the disbursement of such funds.

Escrow Fund Payments means additional cash payments equal to the Remaining Proceeds being distributed by the Escrow Agent divided by the Total Shares.

Exchange Act means the Securities Exchange Act of 1934, as amended.

Exchanges means the New York Stock Exchange, the American Stock Exchange and the Nasdaq Stock Market, Inc.

Existing Litigation means certain litigation specified in the Indemnification Agreement.

Fiscal 1998 means the year ended March 31, 1998.

Fiscal 1999 means the year ended March 31, 1999.

Fiscal 2000 means the year ending March 31, 2000.

Incentive Plan means Besicorp's 1999 Incentive Plan.

Indemnification Agreement means the indemnification agreement between BGI Parent, BGI Acquisition and Besicorp dated March 22, 1999.

Independent Directors mean the directors of Besicorp who are not employees of Besicorp.

Independent Directors' Restricted Shares mean the 1,050 Restricted Shares issued to Independent Directors.

Instructions mean Besicorp's irrevocable instructions to the Escrow Agent to release the Escrow Fund Payment Distributions to the Payment Agent for distribution to the Outside Participating Shareholders.

Interested Shareholder means any person that is the beneficial owner of 20% or more of the then-outstanding voting stock of an entity.

Letter of Transmittal means the documents needed to exchange shares of Besicorp Common Stock for the Merger Consideration.

Lichtenberg Litigation means a shareholder derivative action commenced on March 29, 1993 in New York Supreme Court, Ulster County, entitled Lichtenberg v. Michael F. Zinn, Steven I. Eisenberg, and Martin E. Enowitz, et al., Index No. 93-1987. This action has been dismissed.

Litigation Costs means costs and expenses relating to (i) Besicorp Assumed Matters; and (ii) litigation arising out of or relating to any such Besicorp Assumed Matters;
(iii) indemnification of claims against Old Besicorp's directors and officers (prior to the Prior Merger) for actions in their official capacity preceding the date of the Prior Merger; or (iv) in connection with matters arising out of or relating to the Prior Merger.

Management Restricted Shares means the 13,450 Restricted Shares issued to officers, directors (except for Independent Directors) and employees.

March Complaint means the complaint in the March Litigation.

March Director Defendants mean the Old Besicorp Board consisting of Michael F. Zinn, Michael Daley, Melanie Norden, Gerald Habib and Richard Rosen.

March Litigation means a class action commenced on March 5, 1999, in the United States District Court for the Southern District of New York, entitled James Lichtenberg and John Bansbach v. Besicorp Group Inc., BGI Acquisition LLC, BGI Acquisition Corp. et al.

Merger means the merger of Acquisition Corp. with and into Besicorp pursuant to the Plan of Merger.

Merger Consideration means the Cash Merger Consideration and the Besicorp Deferred Payment Right to be received as the result of the conversion of one share of Besicorp Common Stock pursuant to the Merger.

MRA means the Master Restructuring Agreement between (i) the partnerships which owned the five domestic power plants, in which Old Besicorp formerly held ownership interests, which provided capacity and electrical power to Niagara Mohawk Power Corporation, (ii) Niagara Mohawk Power Corporation and (iii) certain other independent power producers.

NYBCL means the New York Business Corporation Law.

Old Besicorp means Besicorp Group Inc, which owned all of the shares of Besicorp prior to the Prior Distribution.

Old Besicorp Board means Old Besicorp's board of directors.

Outside Participating Shareholders means the Outside Shareholders, except for the Dissenters.

Outside Participating Shareholders' Shares means the number of shares of Besicorp Common Stock held of record immediately before the Effective Date by the Outside Participating Shareholders.

Outside Shareholders means Besicorp's shareholders, except for the Buyer.

Parent means Besicorp Holdings, Ltd., a New York corporation.

Payment Agent means Continental or such other person designated by the parties prior to the Effective Date as the payment agent for the Plan of Merger.

Plan of Merger means the Amended and Restated Agreement and Plan of Merger, dated as of November 24, 1999 by and among Besicorp, Parent and Acquisition Corp.

Prior Assignment of the Derivative Litigation means Old Besicorp's assignment to Besicorp of the contingent assets and/or liabilities comprising Old Besicorp's interests in the Derivative Litigation.

Prior Contribution means Old Besicorp's distribution of the Distributed Businesses to Besicorp.

Prior Contribution Agreement means the Contribution and Distribution Agreement dated March 22, 1999 by and among Besicorp and Old Besicorp.

Prior Distribution means a dividend on March 22, 1999 of one share of Besicorp Common Stock for each 25 shares of Old Besicorp's common stock outstanding on such date.

Prior Merger means the merger effectuated on March 22, 1999 pursuant to the Prior Plan of Merger as a result of which Old Besicorp was acquired by BGI Parent.

Prior Merger Consideration means the aggregate merger consideration paid pursuant to the Prior Plan of Merger.

Prior Merger Order means the order of the Unites States District Court for the Southern District of New York in the March Litigation issued on March 18, 1999, which order, among other things, required Old Besicorp to assign to Besicorp the contingent assets and liabilities comprising Old Besicorp's interests in the Bansbach Litigation and the Lichtenberg Litigation.

Prior Merger Order Reversal means a reversal, revocation or other action, however designated, which nullifies such part of the Prior Merger Order that required the Prior Assignment of the Derivative Litigation so long as such reversal, revocation or other action is subject to no further appeal.

Prior Merger Parties means BGI Acquisition, BGI Parent and Old Besicorp.

Prior Plan of Merger means the agreement and plan of merger between Old Besicorp, BGI Acquisition and BGI Parent, as a result of which Old Besicorp was acquired on March 22, 1999 by BGI Parent.

Prior Spin-Off means the Prior Contribution and the Prior Distribution.

Proceeding means a proceeding in the United States District Court for the Southern District of New York, in connection with contributions to the 1992 election campaign of Congressman Maurice Hinchey.

Purchaser Indemnitees means BGI Parent, Old Besicorp and its subsidiaries and their respective affiliates and agents.

Registration Statement means a registration statement on Form 10-SB (as it may be amended or supplemented) under the Exchange Act with respect to the shares of WOM Common Stock.

Remaining Proceeds means (i) the proceeds of the Escrow Fund, if any, released to Besicorp or pursuant to the Instructions at any time following the fifth anniversary of the date of the Escrow Agreement provided that all of the following conditions have occurred and notice has been provided by Besicorp to the Escrow Agent: (a) no claims are then subject to the Escrow Fund Determination Procedure; (b) in the reasonable judgment of BGI Parent, no future BGI Indemnity Claims are foreseeable; and (c) all Besicorp Assumed Matters and the Bansbach Litigation have been finally settled through either (A) a final, non-appealable judgment against Old Besicorp and all Purchaser Indemnitees; (B) a settlement or other conclusion to each such Besicorp Assumed Matter that (x) contains a release from all liability in favor of Old Besicorp and Purchaser
Indemnitees without any further obligation by Old Besicorp or Purchaser Indemnitees to make any payment or incur any other liability or obligation with respect to such matter, (y) does not attribute by its terms liability to Old Besicorp or any Purchaser Indemnitee and (z) if the scheduled matter is a litigation or a proceeding, includes as a term thereof a full dismissal of the litigation or proceeding with prejudice or (C) a settlement or other conclusion to the Bansbach Litigation that (x) contains a release from all liability in favor of WOM without any further obligation by WOM to make any payment or incur any other liability or obligation with respect to such matter, (y) does not attribute by its terms liability to WOM and (z) includes as a term thereof a full dismissal of the litigation or proceeding with prejudice; and (ii) amounts released from the Escrow Fund to Besicorp or pursuant to the Instructions pursuant to a determination that the amount of the Escrow Fund is more than sufficient to secure BGI Parent pursuant to the Indemnification Agreement.

Restricted Shares means the 14,500 shares of Besicorp Common Stock subject to restrictions upon transferability which have been issued to directors, officers and employees of Besicorp pursuant to the Incentive Plan.

RICO means the Racketeer Influenced and Corrupt Organizations Act.

RICO Action means an action Besicorp commenced on September 27, 1999 in the Supreme Court of the State of New York, Ulster County, entitled Besicorp, Ltd., plaintiff, against Alan R. Kahn, James Lichtenberg, Vee Hockmeyer, Paul Vannucci, Andrew Jurun, Paul Shaheen, Debra Berenda and John Does 1 through 5, defendants.
                                       7

Rights means restricted stock, options, including restricted stock options pursuant to which restricted stock may be acquired, warrants, and other rights to acquire shares of WOM Common Stock.

Robinson Brog means Robinson Brog Leinwand Greene Genovese & Gluck P.C.

SEC means the Securities and Exchange Commission.

Securities Act means the Securities Act of 1933, as amended.

S.N.C. means S.N.C., Ltd.

Special Meeting means the special meeting of the shareholders of Besicorp to be held at 10:00 a.m., local time, on April 25, 2000 at the offices of Robinson Brog, 1345 Avenue of the Americas, New York, NY 10105, and at any adjournment or postponement thereof.

Spin-Off  means  the   Contribution  and  the  Distribution  to  be  effectuated
immediately prior to the Merger.

Spin-Off Record Date means the date that all conditions to the effectuation of the Merger, including (i) the shareholders' adopting of the Plan of Merger by the Requisite Vote at the Special Meeting and (ii) the Contribution, have been or will be waived or satisfied.

Substitute Restricted Shares means shares of common stock of Parent containing restrictions similar to the restrictions upon the Management Restricted Shares to be provided in substitution for the Management Restricted Shares.

Substituted Management Restricted Shares means Management Restricted Shares which have been cancelled as the result of the issuance of Substitute Restricted Shares in substitution therefor prior to the Effective Date.

Surviving Corporation means the surviving corporation of the Merger.

Total Shares means the sum of (i) the number of shares of Besicorp Common Stock issued and outstanding immediately prior to the Effective Date (other than those shares held as treasury shares by Besicorp) plus (ii) the number of Substituted Management Restricted Shares.

Trust means The Zinn Family Charitable Trust.

WOM means WOM, Inc., a New York corporation and wholly-owned subsidiary of Besicorp which will be distributed to the holders of Besicorp Common Stock pursuant to the Spin-Off.

WOM Board means the Board of Directors of WOM.

WOM By-laws mean the By-laws of WOM in effect on the date of this Information Statement.

WOM Certificate means the Certificate of Incorporation of WOM, as amended on or before the date of this Information Statement.

WOM Certificate Provision means the provision in the WOM Certificate that provides that no director shall be personally liable to WOM or any of its shareholders for damages for any breach of duty as a director unless a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the NYBCL.

WOM Common Stock means the common stock, par value $.01 per share, of WOM.

WOM Costs means (i) reasonable expenses incurred by Besicorp or WOM in connection with (a) the formation of WOM, (b) the Spin-Off (including the cost of distributing the shares of WOM's Common Stock (including the fees and expenses of Continental)) and (c) the preparation and filing of the Registration Statement, (ii) WOM's reasonable expenses (up to $35,000 per annum) (a) to maintain its existence, (b) to comply with the Exchange Act and the rules and regulations promulgated thereunder, and (c) for such other matters as may be reasonably necessary to permit the Bansbach Litigation to continue and (iii) WOM Litigation Costs.

 WOM Litigation Costs means WOM's costs and expenses relating to (a) the Bansbach Litigation, and (b) litigation arising out of or relating to the Bansbach Litigation, the Spin-Off and WOM's existence.

WOM Restricted Stock means the shares of WOM Common Stock issued to the holders of Restricted Shares pursuant to the Spin-Off, which shares are subject to the same restrictions upon transferability as the Restricted Shares.

WOM Stock Certificates mean the certificates evidencing ownership of shares of WOM Common Stock.

                                   EXHIBITS TO
                         POST EFFECTIVE AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                          General Form for Registration
                     Of Securities of Small Business Issuers

                         Under Section 12(b) or 12(g) of
                       the Securities Exchange Act of 1934

                                ----------------

                                    WOM, INC.

                                INDEX OF EXHIBITS


2.1 Contribution and Distribution Agreement by and between Besicorp and WOM.

3(i)                       Certificate of Incorporation of WOM*

3(ii)                      By-Laws of WOM

10.1 Indemnification Agreement dated as of March 22, 1999 by and among Besicorp Group Inc. ("BGI"), Besicorp, BGI Acquisition LLC ("LLC") and BGI Acquisition Corp. ("BGI Acquisition")*

10.2 Escrow Agreement (the "Escrow Agreement") dated as of March 22, 1999 by and among Besicorp, BGI, LLC and BGI Acquisition.*

10.3 Amendment No. 1 to the Escrow Agreement dated as of February 23, 2000 by and among Besicorp, BGI, LLC and WOM*.

27                         Financial Data Schedule - December 31, 1999*

* Filed previously